UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

E2OPEN, INC.

(Name of Subject Company)

E2OPEN, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29788A104

(CUSIP Number of Class of Securities)

Mark E. Woodward

President and Chief Executive Officer

E2open, Inc.

4100 East Third Avenue, Suite 400

Foster City, California 94404

(650) 645-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Aaron J. Alter

Denny Kwon

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is E2open, Inc., a Delaware corporation (“E2open” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 4100 East Third Avenue, Suite 400, Foster City, California 94404. The telephone number of the Company’s principal executive office is (650) 645-6500.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.001 par value per share, of E2open (together with the associated rights (the “Rights”) issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares” or the “Common Stock”). As of the close of business on February 25, 2015, the last full day of trading before the commencement of the Offer (as defined below), there were (i) 29,320,462 Shares issued and outstanding, (ii) 1,511,997 Shares reserved for future issuance or otherwise deliverable under the Company’s 2003 Stock Plan, (iii) 2,520,319 Shares reserved for future issuance or otherwise deliverable under the Company’s 2012 Equity Compensation Plan, (iv) 2,228,854 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options, (v) 1,334,114 Shares issuable upon or otherwise deliverable in connection with the settlement of outstanding restricted stock units, subject to only time-based vesting, and (vi) 463,461 Shares issuable upon or otherwise deliverable in connection with the settlement of outstanding restricted stock units, subject to performance-based vesting (assuming maximum performance is achieved).

Item 2.	Identity and Background of Filing Person.

Name and Address.

E2open, the subject company, is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer.

This Statement relates to the tender offer by Eagle Acquisition Sub, Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), which is controlled by Insight Venture Partners IX, L.P. (“Insight IX”), Insight Venture Partners IX (Co-Investors), L.P. (“Insight (Co-Invest)”), Insight Venture Partners (Cayman) IX, L.P. (“Insight (Cayman)”), each a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (each, an “Insight Fund” and, collectively, the “Insight Funds”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser, Parent and the Insight Funds with the Securities and Exchange Commission (the “SEC”) on February 26, 2015, pursuant to which Purchaser has offered to purchase all of the issued and outstanding Shares (including the associated Rights) at a purchase price of $8.60 per share (the “Offer Price”), net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 4, 2015 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among Parent, Purchaser and E2open. The Merger Agreement provides, among other things, that as soon as practicable following the acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer (such time of acceptance, the “Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into E2open (the “Merger”), with E2open surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. E2open does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Purchaser or the Company, or by any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Company (the “Cancelled Shares”) and (ii) Shares held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law (the “Dissenting Shares”)) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest, less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded and E2open will become wholly owned by Parent.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of March 25, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, the principal executive offices of Purchaser, Parent and the Insight Funds are located at 1114 Avenue of the Americas, 36th Floor, New York, New York 10036, and the telephone number of their principal executive offices is (212) 230-9200.

Information relating to the Offer, including this Statement and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.e2open.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Statement, to the knowledge of E2open, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between E2open or any of its affiliates and (i) any of E2open’s executive officers, directors or affiliates or (ii) Purchaser, Parent or the Insight Funds or any of their respective executive officers, directors or affiliates.

Arrangements with Purchaser, Parent, the Insight Funds and Elliott and Certain of Their Affiliates.

Merger Agreement.

On February 4, 2015, E2open, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11. “The Merger Agreement; Other Agreements—The Merger Agreement” in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of E2open, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about E2open contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Equity Commitment Letters.

Concurrently with the entry into the Merger Agreement, Parent received equity commitment letters from (i) each of Insight IX, Insight (Co-Invest) and Insight (Cayman) (collectively, the “Cayman Insight Funds”), and (ii) Manchester Securities Corp., a New York corporation (“Manchester”), an affiliate of Elliott Management Corporation (“Elliott”) (each, a “Commitment Letter” and, collectively, the “Commitment Letters”). Pursuant to its Commitment Letter, each of the Cayman Insight Funds and Manchester (each, an “Investor” and, collectively, the “Investors”) has committed to purchase equity securities of Parent, substantially contemporaneously with the Acceptance Time, for purposes of funding (a) the purchase of Shares in connection with the Offer, (b) the payment of the Merger Consideration, the Option Consideration (as defined below) and the Restricted Stock Unit Consideration (as defined below), and (c) related costs, fees and expenses required to be paid by Parent, Purchaser, the Investors or the Surviving Corporation, in each case, subject to the terms and conditions of each such Commitment Letter.

E2open is an express third-party beneficiary of each Commitment Letter and, to the extent provided in each such Commitment Letter, E2open may seek specific performance to cause such contribution to be funded under certain circumstances in accordance with the terms of such Commitment Letter and the Merger Agreement.

The foregoing summary descriptions of the Commitment Letters are qualified in their entirety by reference to the Commitment Letters, which are filed as Exhibits (e)(6), (e)(7), (e)(8) and (e)(9) to this Statement and are incorporated herein by reference.

Limited Guarantees.

Concurrently with the entry into the Merger Agreement, each of the Investors executed and delivered to E2open a limited guarantee (each, a “Limited Guarantee” and, collectively, the “Limited Guarantees”). Pursuant to its Limited Guarantee, each of the Investors has irrevocably and unconditionally guaranteed the due and punctual payment to E2open of its pro rata portion of Parent and/or Purchaser’s obligations (a) to pay actual damages incurred as a result of any knowing and intentional breach of the Merger Agreement by Parent or Purchaser prior to the termination of the Merger Agreement by E2open under certain circumstances and (b) to fulfill obligations under the Merger Agreement prior to the Acceptance Time, the cost and expense of which will not exceed $1,000,000, in each case, subject to the terms and conditions of each such Limited Guarantee. Under the terms of each Limited Guarantee, the respective maximum aggregate liability of each of the Investors will not exceed an amount equal to such Investor’s pro rata portion of the total commitment amount under the Commitment Letters.

The foregoing summary descriptions of the Limited Guarantees are qualified in their entirety by reference to the Limited Guarantees, which are filed as Exhibits (e)(2), (e)(3), (e)(4) and (e)(5) to this Statement and are incorporated herein by reference.

Confidentiality Agreements.

On November 26, 2014, E2open and Insight Venture Partners, LLC (“Insight”) entered into a confidentiality agreement (the “Insight Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the other party would be considered confidential information and, for a period of two years from the date of the Insight Confidentiality Agreement, would be kept confidential and be used only for purposes of considering, evaluating, negotiating and implementing a possible negotiated transaction between the parties. The parties agreed that they would only disclose the confidential information to their representatives, or as may be required by law, or upon receiving prior written consent from the disclosing party. Under the Insight Confidentiality Agreement, Insight also agreed, among other things, to certain “standstill” provisions for the protection of E2open for a period of one year from the date of the Insight Confidentiality Agreement and that, subject to certain limited exceptions, for a period of one year from the date of the Insight Confidentiality Agreement, Insight would not solicit E2open’s employees.

On January 22, 2015, E2open and Insight entered into a waiver to the Insight Confidentiality Agreement (the “Insight Confidentiality Agreement Waiver”), pursuant to which E2open waived certain provisions of the Insight Confidentiality Agreement, among other things, to permit Insight to disclose non-public information of E2open to Elliott Associates, L.P. (“Elliott Associates”) for purposes of considering, evaluating, negotiating and implementing a possible negotiated transaction among Insight and E2open, with Elliott Associates providing equity financing in furtherance of such transaction.

On January 22, 2015, E2open and Elliott Associates entered into a confidentiality agreement (the “Elliott Confidentiality Agreement”), pursuant to which Elliott Associates agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of E2open would be considered confidential information and, for a period of three years from the date of the Elliott Confidentiality Agreement, would be kept confidential and be used only for purposes of considering, evaluating and negotiating a possible negotiated transaction between the parties. Elliot Associates agreed that it would only disclose the confidential information to its representatives, or as may be required by law, or upon receiving prior written consent from E2open. The parties agreed further that Elliott Associates’ obligation not to, among other things, enter into a co-investment arrangement with a third party in respect of such transaction with E2open shall not apply in respect of Insight and Insight’s representatives. Under the Elliott Confidentiality Agreement, Elliott Associates also agreed, among other things, to certain “standstill” provisions for the protection of E2open for a period of eighteen months from the date of the Elliott Confidentiality Agreement and that, subject to certain limited exceptions, for a period of eighteen months from the date of the Elliott Confidentiality Agreement, Elliott Associates would not solicit E2open’s employees.

On February 2, 2015, E2open provided to Insight a written consent under the Insight Confidentiality Agreement (the “Insight Consent”), pursuant to which E2open consented to Insight’s use of certain potential debt financing sources in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, provided that each such potential debt financing source enters into a confidentiality agreement containing certain confidentiality obligations that are substantially as restrictive as Insight’s obligations under the Insight Confidentiality Agreement and providing for E2open as a third party beneficiary, subject to the terms and conditions of the Insight Consent.

The foregoing summary descriptions of the Insight Confidentiality Agreement, Insight Confidentiality Agreement Waiver, Elliott Confidentiality Agreement and Insight Consent are qualified in their entirety by reference to the Insight Confidentiality Agreement, Insight Confidentiality Agreement Waiver, Elliott Confidentiality Agreement and Insight Consent, which are filed as Exhibits (e)(10), (e)(11), e(12) and e(13), respectively, to this Statement and are incorporated herein by reference.

Tender and Support Agreements.

Concurrently with the entry into the Merger Agreement, each of (i) Crosspoint Venture Partners 2000, L.P. and Crosspoint Venture Partners 2000 (Q), L.P. (the “Crosspoint Entities”) and (ii) Mumford Family Trust, Mumford Lana’i LLC and Mumford CVP 2000 L.P. (the “Mumford Entities” and, together with the Crosspoint Entities, the “Major Stockholders”) entered into Tender and Support Agreements (the “Tender and Support Agreements”), pursuant to which the Major Stockholders agreed to tender and not withdraw all Shares owned by, or acquired by, such Major Stockholders into the Offer. The Major Stockholders collectively hold 3,987,295 Shares, constituting 13.6% of the Shares issued and outstanding as of February 25, 2015.

The foregoing summary descriptions of the Tender and Support Agreements are qualified in their entirety by reference to the Tender and Support Agreements, which are filed as Exhibits (e)(14) and (e)(15)to this Statement and are incorporated herein by reference.

Amendment to Rights Agreements.

Concurrently with the entry into the Merger Agreement, E2open entered into an amendment (the “Rights Agreement Amendment”) to the Preferred Shares Rights Agreement, dated as of January 16, 2015, by and between E2open and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”). The Rights Agreement Amendment prevents the approval, execution, delivery or performance of the Merger Agreement or the Tender and Support Agreements (or other substantially similar agreements), or the consummation prior to the termination of the Merger Agreement of the Merger or any of the other transactions contemplated by the Merger Agreement or the Tender and Supports Agreements (or other substantially similar agreements), in each case, in accordance with their respective terms, from, among other things, (i) causing or permitting the Rights (as defined by the Rights Agreement) to be exercised or exchanged, and (ii) causing Parent, Purchaser, any party to any Tender and Support Agreement (or any other substantially similar agreement) or their respective affiliates to be deemed an Acquiring Person (as defined by the Rights Agreement) for any purpose under the Rights Agreement.

The foregoing summary description of the Rights Agreement Amendment is qualified in its entirety by reference to the Rights Agreement Amendment, which is filed as Exhibit (e)(16) to this Statement and is incorporated herein by reference.

Arrangements with Directors and Executive Officers of E2open.

Interests of Certain Persons.

E2open’s directors and executive officers may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of E2open’s stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

For further information with respect to the arrangements between E2open and its named executive officers, see the information included in “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated into this Item 3 by reference.

Effect of the Offer and the Merger on Shares and Equity Awards.

Consideration for Shares. If E2open’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other holders of Shares. As of February 25, 2015, E2open’s directors and executive officers (and affiliates and affiliated investment entities) owned 4,944,943 Shares in the aggregate (excluding Options (as defined below) and Restricted Stock Units (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender and not withdraw all of their Shares outstanding as of February 25, 2015 pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $42,526,509.80 in cash.

Consideration for Options. As of February 25, 2015, E2open’s directors and executive officers held options with an exercise price less than the Merger Consideration to purchase 834,958 Shares outstanding under either E2open’s 2003 Stock Plan or 2012 Equity Compensation Plan (each, an “Option” and, collectively, the “Options”) in the aggregate, of which 633,319 were vested and exercisable as of that date, with exercise prices ranging from $0.35 to $8.05. Pursuant to, and as further described in, the Merger Agreement, and except as otherwise agreed to by any holder of an Option and Parent, Parent will not assume any Options in connection with the Merger or any other transactions contemplated by the Merger Agreement; however, Parent may discuss such assumption with certain members of E2open’s current management team following the Acceptance Time and prior to the Effective Time. Except as otherwise agreed to by any holder of an Option and Parent upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each Option that remains outstanding as of immediately prior to the Effective Time (whether vested or unvested) will be cancelled and terminated as of the Effective Time, and (ii) in consideration for such cancellation and termination, each holder of each such Option will be paid, at or promptly after the Effective Time, an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such Option immediately prior to the Effective Time, by (y) the Merger Consideration, less the per Share exercise price of such Option (the “Option Consideration”). All Option Consideration will be paid less any applicable tax withholdings. Notwithstanding the foregoing, if the per Share exercise price of any Option equals or exceeds the Merger Consideration, such Option will be cancelled without any payment or consideration and all rights with respect to such Option will terminate as of the Effective Time. See “—Table of Equity Related Payments” below for additional information.

Consideration for Restricted Stock Units. As of February 25, 2015, E2open’s directors and executive officers held restricted stock units outstanding under either E2open’s 2003 Stock Plan or 2012 Equity Compensation Plan (each, a “Restricted Stock Unit” and, collectively, the “Restricted Stock Units”) covering 412,444 Shares in the aggregate, assuming target performance is achieved with respect to Shares subject to performance-based vesting. Pursuant to, and as further described in the Merger Agreement, and except as otherwise agreed to by any holder of a Restricted Stock Unit and Parent, Parent will not assume any Restricted Stock Unit in connection with the Merger or any other transactions contemplated by the Merger Agreement. Except as otherwise agreed to by any holder of a Restricted Stock Unit and Parent upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each Restricted Stock Unit that remains outstanding as of immediately prior to the Effective Time will be cancelled and terminated as of the Effective Time, and (ii) as consideration for such cancellation and termination, each holder of such Restricted Stock Unit will be paid an amount in cash (without interest), equal to the product obtained by multiplying (x) subject to the provision set forth in the last sentence of this paragraph regarding Restricted Stock Units with performance-based vesting, the aggregate number of Shares subject to such Restricted Stock Unit grant immediately prior to the Effective Time, by (y) the Merger Consideration (the “Restricted Stock Unit Consideration”). All Restricted Stock Unit Consideration will be paid less any applicable tax withholdings. For each outstanding Restricted Stock Unit (or portion thereof) that is subject to performance-based vesting for which (A) the financial results for the applicable performance period have been certified by E2open’s Audit Committee as of the Effective Time and (B) the award agreement governing the Restricted Stock Unit does not provide an opportunity to earn shares through performance following the completion of the initial performance period (a “Catch-Up Opportunity”) that, as of immediately prior to the Effective Time, is still available, the number of Shares subject to such Restricted Stock Unit will be determined based upon actual performance and (y) for each outstanding Restricted Stock Unit (or portion thereof) that is subject to performance-based vesting for which (A) the financial results for the applicable performance period have not been certified by E2open’s Audit Committee as of the Effective Time or (B) the award agreement governing the Restricted Stock Unit provides a Catch-Up Opportunity that, as of immediately prior to the Effective Time, remains available, the number of Shares subject to such Restricted Stock Unit will be determined based upon the target number of Shares subject to such Restricted Stock Unit. See “—Table of Equity Related Payments” below for additional information.

Treatment of Equity Awards held by Directors and Executive Officers. As discussed above, and except as otherwise agreed to by any holder of Options and/or Restricted Stock Units and Parent, all Options and Restricted Stock Units held by E2open’s directors and executive officers will be cancelled in exchange for the Option Consideration and Restricted Stock Unit Consideration, as applicable. Pursuant to the terms of the Merger Agreement, and subject to the consent of the holder of such awards, Parent may assume Options and Restricted Stock Units in connection with the Merger. As of the date of this Statement, there are no agreements between Parent and any director or executive officer to assume any Options and/or Restricted Stock Units; however, Parent may discuss such assumption with certain members of E2open’s current management team following the Acceptance Time and prior to the Effective Time. For purposes of this disclosure, we have assumed all Options and/or Restricted Stock Units held by E2open’s directors and executive officers will be cancelled in exchange for the Option Consideration and Restricted Stock Unit Consideration as described above, including that any Restricted Stock Units with performance-based vesting will be treated as described in “—Consideration for Restricted Stock Units” above. See “—Table of Equity Related Payments” below for additional information.

Table of Equity Related Payments. The following table sets forth the approximate amount of the payments that each of E2open’s directors and executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on February 25, 2015 and that each individual receives the full Option Consideration and/or Restricted Stock Unit Consideration, as applicable, for all of the individual’s Options and/or Restricted Stock Units, as applicable. The information in the following table assumes that all listed Options and Restricted Stock Units remain outstanding immediately prior to February 25, 2015, that the Restricted Stock Unit Consideration for all Restricted Stock Unit awards subject to performance-based vesting will be determined based upon the target number of Shares subject to such Restricted Stock Unit, and that none of the Options and Restricted Stock Units are assumed by Parent.

Name	Number of Shares Owned (1)		Cash Consideration for Owned Shares ($) (2)	Shares Subject to Outstanding Options (3)	Option Consideration for Vested Options($) (4)	Option Consideration for Unvested Options ($) (5)	Number of Outstanding Restricted Stock Units (6)	Restricted Stock Unit Consideration for Outstanding Restricted Stock Units ($) (7)	Aggregate Cash Consideration ($)
Directors
Carl Bass	567		4,876.20	48,285	197,360.85	65,792.40	10,600	91,160.00	359,189.45
Bernard Mathaisel	—		—	47,355	297,613.35	19,467.40	9,200	79,120.00	396,200.75
John Mumford	3,987,295	(8)	34,290,737.00	—	—	—	10,600	91,160.00	34,381,897.00
Patrick O’Malley, III (9)	—		—	48,285	19,917.15	6,639.60	9,200	79,120.00	105,676.75
Stephen Ward, Jr.	71,428		614,280.80	38,285	159,785.85	19,467.40	10,600	91,160.00	884,694.05

Executive Officers
Mark Woodward*	777,920	(10)	6,690,112.00	477,601	2,037,918.50	565,006.95	174,310	1,499,066.00	10,792,103.45
Peter Maloney	93,511		804,194.60	77,293	350,732.10	104,089.55	78,209	672,597.40	1,931,613.65
David Packer**	2,722		23,409.20	—	—	—	—	—	23,409.20
Robert Schoenthaler	10,223		87,917.80	42,857	174,089.35	59,481.30	66,125	568,675.00	890,163.45
Peter Hantman	1,277		10,982.20	54,997	89,832.84	89,100.81	43,600	374,960.00	564,875.85

*	Mr. Woodward is both a director and an executive officer.
**	Mr. Packer’s employment with E2open terminated on December 1, 2014.
(1)	Based on the number of Shares owned as of February 25, 2015.
(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) the Merger Consideration.
(3)	Number shown is the number of Shares subject to outstanding Options (whether vested or unvested) with an exercise price below the Merger Consideration.
(4)	Calculated based on (i) the number of vested and exercisable Options as of February 25, 2015, multiplied by (ii) the difference between the Merger Consideration and the exercise price of the Option. To the extent the individual holds Options with an exercise price greater than or equal to the Merger Consideration, the individual will receive no Option Consideration with respect to such cancelled Options.
(5)	Calculated based on (i) the number of unvested Options as of February 25, 2015, multiplied by (ii) the difference between the Merger Consideration and the exercise price of the Option. To the extent the individual holds Options with an exercise price greater than or equal to the Merger Consideration, the individual will receive no Option Consideration with respect to such cancelled Options.
(6)	For Restricted Stock Units subject to performance-based vesting for which (a) the financial results for the applicable performance period have not been certified by E2open’s Audit Committee as of the Effective Time or (b) the agreement governing the Restricted Stock Units provides a Catch-Up Opportunity that, as of immediately prior to the Effective Time, remains available, the number shown is the target number of Shares subject to such Restricted Stock Unit award.
(7)	Calculated based on (i) the number of outstanding Restricted Stock Units as of February 25, 2015, multiplied by (ii) the Merger Consideration.
(8)	Includes 1,505,882 Shares owned by Crosspoint Venture Partners 2000 (Q), L.P., 172,701 Shares owned by Crosspoint Venture Partners 2000, L.P., 1,874,386 Shares owned by Mumford Family Trust, 433,138 Shares owned by Mumford Lana’i LLC and 1,188 Shares owned by Mumford CVP 2000 L.P. Crosspoint Associates is the general partner of Crosspoint Venture Partners 2000 (Q), L.P. and Crosspoint Venture Partners 2000, L.P., with shared voting and dispositive power over the Shares. Mr. Mumford is a managing member of Crosspoint Associates. Mr. Mumford disclaims beneficial ownership of the Shares held directly by Crosspoint Venture Partners 2000 (Q), L.P. and Crosspoint Venture Partners 2000, L.P.
(9)	Mr. O’Malley holds all Shares on behalf of Seagate Technology LLC and disclaims beneficial ownership of all Shares.
(10)	Includes 88,523 Shares held in Mr. Woodward’s name, 585,114 Shares held by the Mark E. Woodward and Laurie S. Woodward Family Trust dated July 17, 1999, for which Mr. Woodward serves as trustee, 34,761 Shares held by Alec Woodward 2010 Irrevocable Trust, for which Mr. Woodward serves as a trustee, 34,762 Shares held by Hayley Woodward 2010 Irrevocable Trust, for which Mr. Woodward serves as a trustee, and 34,760 Shares held by Ryan Woodward 2010 Irrevocable Trust, for which Mr. Woodward serves as a trustee.

Employment Contracts with E2open.

Mark Woodward, Peter Maloney, Robert Schoenthaler, Peter Hantman. Each of Mark E. Woodward, Peter J. Maloney, Robert Schoenthaler and Peter Hantman (“Executives” and, individually, “Executive”) is party to a Change in Control Severance Agreement with E2open, and with respect to Messrs. Woodward, Maloney and Schoenthaler, an Amendment to Change in Control Severance Agreement (each, a “Severance Agreement” and, collectively, the “Severance Agreements”). The Severance Agreements supersede the severance arrangements previously in place with each Executive, except with respect to certain equity awards, as described below. Each Severance Agreement entitles Executive to certain payments and benefits upon a qualifying termination of employment as further described below.

Each Severance Agreement has an initial three year term and will automatically renew for additional three year terms upon the expiration of the then-current term unless either party provides the other party with written notice of non-renewal or the Severance Agreement is modified, in each case within the ninety days prior to the date of automatic renewal. However, if, within such ninety day period, E2open is actively involved in negotiations that if consummated would result in a “Change in Control” (as defined in the applicable Severance Agreement) of E2open, no changes may be made to the Severance Agreement except with Executive’s express written consent. Additionally, if a Change in Control occurs when there are fewer than twelve months remaining during the then-current term, the term of the Severance Agreement will extend automatically through the twelve month anniversary of the date of the Change in Control. If Executive becomes entitled to benefits under the terms of the Severance Agreement, the Severance Agreement will not be terminated until all of the obligations of the parties with respect to the Severance Agreement have been satisfied.

Each Severance Agreement provides that if (x) E2open terminates Executive’s employment with E2open for a reason other than Cause (as defined in the applicable Severance Agreement) or Executive’s death or disability, or (y) Executive terminates his employment for Good Reason (as defined in the applicable Severance Agreement), and in each case, the termination occurs during the period beginning three months prior to, and ending twelve months following, a Change in Control (the “Change in Control Period” and, such termination of employment a “Qualifying Termination”), and subject to Executive signing and not revoking a release of claims agreement with E2open and continuing to comply with the terms of any confidential information agreement executed by Executive in favor of E2open and the provisions of the Severance Agreement, Executive will receive the following benefits:

•	Continuing payments of severance pay at a rate equal to:

•	in the case of Mr. Woodward, (i) twelve months of his annual base salary as in effect on the date of termination, and (ii) $1,900 per month for twelve months from the date of termination which are intended to defray costs to Executive associated with continued health care coverage for Executive and his eligible dependents; however, Executive may use such funds in any manner Executive sees fit; and

•	in the case of each of Messrs. Maloney, Schoenthaler and Hantman, (i) six months of his annual base salary as in effect on the date of termination, and (ii) $1,900 per month for six months from the date of termination which are intended to defray costs to Executive associated with continued health care coverage for Executive and his eligible dependents; however, Executive may use such funds in any manner Executive sees fit.

•	Lump sum payment equal to 50% of Executive’s target annual bonus amount for the year of Executive’s termination.

•	The vesting of Executive’s outstanding equity awards will be accelerated as to 100% of the unvested portion of the award, subject to the following:

•	the treatment, including acceleration of vesting, if any, of each equity award with performance-based vesting will be determined based on the terms and conditions of the equity award agreement governing such performance-based award (but see “—Consideration for Restricted Stock Units” above for a description of the treatment of Restricted Stock Units with performance-based vesting in connection with the Merger); and

•	with respect to each of Messrs. Woodward, Maloney and Schoenthaler, the treatment, including acceleration of vesting, if any, of each equity award granted with only time-based vesting that is outstanding as of the effective date of the Severance Agreement will be determined based on the terms and conditions of the equity award agreement and other E2open arrangements that are in effect as of the effective date of the Severance Agreement. The Severance Agreement for each of Messrs. Woodward, Maloney and Schoenthaler became effective on July 16, 2012.

If (x) E2open terminates Executive’s employment with E2open for a reason other than Cause (as defined in the applicable Severance Agreement) or Executive’s death or disability, or (y) Executive terminates his employment for Good Reason, and in each case, the termination occurs outside the Change in Control Period, and subject to Executive signing and not revoking a release of claims agreement with E2open and continuing to comply with the terms of any confidential information agreement executed by Executive in favor of E2open and the provisions of the Severance Agreement, Executive will receive the following benefits:

•	Continuing payments of severance pay at a rate equal to:

•	in the case of Mr. Woodward, (i) twelve months of his annual base salary as in effect on the date of termination, and (ii) $1,900 per month for twelve months from the date of termination which are intended to defray costs to Executive associated with continued health care coverage for Executive and his eligible dependents; however, Executive may use such funds in any manner Executive sees fit; and

•	in the case of each of Messrs. Maloney, Schoenthaler and Hantman, (i) six months of his annual base salary as in effect on the date of termination, and (ii) $1,900 per month for six months from the date of termination which are intended to defray costs to Executive associated with continued health care coverage for Executive and his eligible dependents; however, Executive may use such funds in any manner Executive sees fit.

In the event that the severance benefits provided for in the Severance Agreement or otherwise payable to Executive constitute “parachute payments” under Section 280G of the Internal Revenue Service Code of 1986, as amended (the “Code”), and would be subject to the applicable excise tax, then Executive’s severance benefits will be either (i) delivered in full or (ii) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to the excise tax under Section 4999 of the Code, whichever results in the receipt by Executive on an after-tax basis of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code (the “better-of provision”).

Additionally, Mr. Woodward and Mr. Maloney also are subject to change of control agreements and/or arrangements whereby 100% of the then-unvested, unexpired portion of their new hire options and any other option grants and, with respect to Mr. Maloney, all options and restricted stock awards, in each case that were granted on or prior to the date Executive’s Severance Agreement became effective, and that were granted with only time-based vesting provisions, accelerate and E2open’s right to repurchase such restricted stock lapses upon the termination of their employment by E2open without “Cause” or for Mr. Woodward for “Good Reason” and for Mr. Maloney for “Involuntary Termination,” in each case if such termination occurs within twelve months following a “Change of Control Transaction” or with respect to Mr. Maloney, a “Change of Control.” All other vesting acceleration under these change of control agreement and/or arrangements were superseded by the Severance Agreements, described above.

Each of Messrs. Woodward, Maloney, Schoenthaler and Hantman participate in E2open’s FY15 Executive Incentive Plan (the “FY15 Incentive Plan”), under which he is eligible to earn incentive compensation based on achievement of certain E2open performance objectives during E2open’s fiscal year 2015, which will end on February 28, 2015. The FY15 Incentive Plan provides that if (x) E2open terminates Executive’s employment with E2open for a reason other than Cause (as defined in the FY15 Incentive Plan) or Executive’s death or Disability (as defined in the FY15 Incentive Plan), or (y) Executive terminates his employment for Good Reason (as defined in the FY15 Incentive Plan), and in each case, the termination occurs upon or within twelve months following, a Change in Control (as defined in the FY15 Incentive Plan), then Executive shall be entitled to receive a pro-rata portion of his target incentive payment (calculated as if 100% of the performance goal was attained) based on the number of whole months during the fiscal year Executive was employed (the “pro-rata provisions”). Any pro-rata bonus to which Executive may become entitled under the pro-rata provisions under the FY15 Incentive Plan is in addition to any bonus-based severance payment to which Executive may become entitled under his Severance Agreement. The Merger is not expected to close prior to the end of E2open’s fiscal year 2015; therefore, the above-described pro-rata provision will not be payable in connection with the Merger. E2open has not yet created an incentive plan for Executives for fiscal year 2016. However, if E2open adopted an incentive plan for 2016 with identical pro-rata provisions, if the Effective Time occurs before the end of March, no pro-rata bonus would be payable because a whole month would not have been completed.

David Packer. Mr. Packer resigned as Chief Sales Officer of E2open on September 10, 2014 and later resigned from all employment with E2open as of December 1, 2014. On September 10, 2014, Mr. Packer and E2open entered into a Separation Agreement and Release (the “Release Agreement”). Pursuant to the Release Agreement, the Change in Control Severance Agreement entered into between E2open and Mr. Packer terminated on September 10, 2014. Mr. Packer’s employment with E2open terminated before the date contemplated by the Release Agreement and therefore he did not receive any severance or other benefits pursuant to the terms of the Release Agreement.

Summary of Payments to Executive Officers.

The following table sets forth the approximate payments and/or benefits that would be owed to each of E2open’s current executive officers upon a Qualifying Termination in connection with the Merger, assuming that (i) the Offer is completed at the price of $8.60 per Share and the Effective Time occurs on March 26, 2015, (ii) each Executive receives the Option Consideration and/or Restricted Stock Unit Consideration, as applicable, for all of their equity awards, (iii) each executive officer receives the maximum payments under the applicable Severance Agreement for the full severance period and no payments are reduced pursuant to the better-of provision, (iv) the termination of employment takes place on March 26, 2015 and (v) all equity awards that were outstanding as of February 25, 2015 remain outstanding (except for the settlement of vested restricted stock units that will have vested in accordance with their original vesting schedule).

Name	Benefit Type	Payment Upon the Effective Time ($)	Payment Upon a Qualifying Termination ($)
Mark Woodward	Cash Severance (1)	—	604,050.00
	Option Consideration for Vested Options (2)	2,109,831.25	—
	Option Consideration for Unvested Options (3)	493,094.20	—
	Restricted Stock Unit Consideration for Restricted Stock Units (4)	1,409,479.80	—
	TOTAL	4,012,405.25	604,050.00
Peter Maloney	Cash Severance (1)	—	261,400.00
	Option Consideration for Vested Options (2)	363,986.50	—
	Option Consideration for Unvested Options (3)	90,835.15	—
	Restricted Stock Unit Consideration for Restricted Stock Units (4)	636,761.20	—
	TOTAL	1,091,582.85	261,400.00
Robert Schoenthaler	Cash Severance (1)	—	261,400.00
	Option Consideration for Vested Options (2)	181,664.85	—
	Option Consideration for Unvested Options (3)	51,905.80	—
	Restricted Stock Unit Consideration for Restricted Stock Units (4)	541,800.00	—
	TOTAL	775,370.65	261,400.00

Name	Benefit Type	Payment Upon the Effective Time ($)	Payment Upon a Qualifying Termination ($)
Peter Hantman	Cash Severance (1)	—	261,400.00
	Option Consideration for Vested Options (2)	91,857.03	—
	Option Consideration for Unvested Options (3)	87,076.62	—
	Restricted Stock Unit Consideration for Restricted Stock Units (4)	374,960.00	—
	TOTAL	553,893.65	261,400.00

(1)	Represents the value of the cash severance payments payable pursuant to Executive’s Severance Agreement, as outlined and described above. These calculations assume that each Executive’s target bonus for E2open’s fiscal year 2016 (which begins March 1, 2015) will remain identical to Executive’s target bonus for E2open’s fiscal year 2015 ($387,500 for Mr. Woodward, $200,000 for Mr. Maloney, $200,000 for Mr. Schoenthaler and $225,000 for Mr. Hantman) and that any incentive plan adopted for E2open’s fiscal year 2016 will include the pro-rata provisions described above. E2open has not created an incentive plan for Executives for fiscal year 2016. With an assumed Effective Time and Qualifying Termination date of March 26, 2015, no pro-rata bonus would be payable under such a pro-rata provision because a whole month would not have been completed.
(2)	Except as otherwise agreed to by any holder of an Option and Parent, Options, whether vested or unvested, will be cancelled in connection with the Merger in exchange for a cash payment. The values above assume that none of the individual’s Options are assumed and the individual receives the Option Consideration for all of his Options with an exercise price less than the Merger Consideration and represents the value of Options that were vested as of immediately prior to March 26, 2015 with an exercise price less than the Merger Consideration equal to (i) the total number of Shares subject to such Options immediately prior to March 26, 2015, multiplied by (ii) the excess of the Merger Consideration over the exercise price per Share subject to such Option immediately prior to such cancellation. The values above also assume that all Options described in the “—Table of Equity Related Payments” above remain outstanding as of March 26, 2015, and have continued to vest in accordance with their original vesting schedules.
(3)	Except as otherwise agreed to by any holder of an Option and Parent, Options, whether vested or unvested, will be cancelled in connection with the Merger in exchange for a cash payment. The value above assumes that none of the individual’s Options are assumed and the individual receives the Option Consideration for all of his Options with an exercise price less than the Merger Consideration and represents the value of Options that were unvested as of immediately prior to March 26, 2015 with an exercise price less than the Merger Consideration equal to (i) the total number of Shares subject to such unvested Option immediately prior to March 26, 2015, multiplied by (ii) the excess of the Merger Consideration over the exercise price per Share subject to such Option immediately prior to such cancellation. The values above also assume that all Options described in the “—Table of Equity Related Payments” above remain outstanding as of March 26, 2015, and have continued to vest in accordance with their original vesting schedules.
(4)	Except as otherwise agreed to by any holder of a Restricted Stock Unit and Parent, Restricted Stock Units will be cancelled in connection with the Merger in exchange for a cash payment. The value above assumes that none of the individual’s Restricted Stock Units are assumed and the individual receives the Restricted Stock Unit Consideration for all of his Restricted Stock Units and represents the value of outstanding Restricted Stock Units as of March 26, 2015 equal to (i) the total number of Shares subject to such Restricted Stock Units as of March 26, 2015 multiplied by (ii) the Merger Consideration. The value above assumes that, for purposes of determining the Restricted Stock Unit Consideration, the number of Shares subject to each Executive Restricted Stock Unit award subject to performance-based vesting for which (a) the financial results for the applicable performance period have not been certified by E2open’s Audit Committee as of the Effective Time or (b) the agreement governing the Restricted Stock Units provides a Catch-Up Opportunity that, as of immediately prior to the Effective Time, remains available, will be determined based upon the target number of Shares subject to such Restricted Stock Unit.

See “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain Executives in connection with the Offer and the completion of the Merger.

Employee Matters Following Closing.

The Merger Agreement provides that following the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all Employee Plans (as defined in the Merger Agreement) and compensation arrangements in accordance with their terms as in effect immediately prior to the Acceptance Time. The Merger Agreement also provides that during the one year period following the Effective Time, the Surviving Corporation and its subsidiaries shall (and Parent shall cause the Surviving Corporation and its subsidiaries to) provide: (i) employee benefits (other than any defined benefit or cash balance pension plan, deferred compensation, equity-based benefits, or individual employment agreements) that, taken as a whole, are no less favorable in the aggregate than the employee benefits provided to continuing employees immediately prior to the Acceptance Time, (ii) base salary, annual cash incentive bonus opportunity and regular wages, as of the Acceptance Time, that, in the aggregate, are not decreased from those in effect as of the Acceptance Time for any continuing employee, and (iii) severance benefits to continuing employees that are no less favorable than the disclosed severance benefits in effect under E2open’s severance plans, guidelines and practices immediately prior to the Acceptance Time.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. E2open has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. E2open also has entered into indemnity agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(25) hereto and herein incorporated by reference.

The Merger Agreement provides for certain indemnification and insurance rights in favor of E2open’s current and former directors or officers, who we refer to as “indemnified persons.” Specifically, all rights to exculpation, indemnification advance and reimbursement of expenses provided to the indemnified persons, under the Charter, the Bylaws or other indemnification agreements, with respect to acts or omissions occurring at or before to the Effective Time, will continue in full force and effect for at least six years following the Effective Time.

For a period commencing on the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation agreed to maintain directors’ and officers’ liability insurance on coverage and amounts that are equivalent to those of the policy currently maintained by E2open with respect to acts or omissions occurring at or before the Effective Time. However, the Surviving Corporation is not required after the Effective Time to pay annual premiums in excess of 300% of the amount paid for coverage for E2open’s last full fiscal year for E2open’s existing policies, but in such case will purchase as much coverage as may be purchased for such amount.

E2open may purchase, prior to the Effective Time a six year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of E2open with respect to acts or omissions occurring at or before the Effective Time (covering without limitation the transactions contemplated by the Merger Agreement). However, without the prior written consent of Parent, E2open may not expend per year coverage in excess of 300% of the amount paid for coverage for E2open’s last full fiscal year for E2open’s existing policies. If such a “tail” policy is obtained, the Surviving Corporation will maintain the policy for its full term and will have no further obligations with respect to directors’ and officers’ liability insurance and fiduciary liability insurance under the Merger Agreement.

If Parent or the Surviving Corporation merges into or consolidates with another entity and is not the surviving entity or sells substantially all its assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume the insurance and indemnification obligations described above.

Section 16 Matters.

The Merger Agreement provides that the Board will take all actions reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other disposition of equity securities of E2open (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or officer of E2open subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters.

The Merger Agreement provides that the Compensation Committee of the Board at a meeting to be held prior to the Acceptance Time, will duly adopt resolutions approving an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each arrangement related to certain payments made or to be made and certain benefits granted or to be granted according to employment compensation, severance and other employee benefit plans of the Company, (ii) the treatment of Options and Restricted Stock Units in accordance with the terms of the Merger Agreement and (iii) other matters related to indemnification and insurance of directors and officers and certain employee matters. In addition, the Compensation Committee of the Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on February 4, 2015, the Board unanimously:

(i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, E2open and its stockholders;

(ii) determined that it is in the best interests of E2open and its stockholders, and declared it advisable, to enter into the Merger Agreement;

(iii) approved the execution and delivery by E2open of the Merger Agreement, the performance by E2open of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and

(iv) resolved to recommend that E2open’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that E2open’s stockholders tender their Shares pursuant to the Offer. A press release dated February 5, 2015, issued by E2open announcing the Offer, the Merger and the other transactions contemplated by the Merger Agreement, is included as Exhibit (a)(5) hereto and is incorporated herein by reference.

Background.

As part of the ongoing evaluation of E2open’s business, the Board and members of senior management regularly review and assess opportunities to achieve long-term strategic goals, including, among other things, (1) how best to execute E2open’s business plan, (2) modification to E2open’s strategy, including any potential investments or capital raising transactions, (3) potential opportunities for significant partnerships, strategic alliances, or acquisitions or business combinations to grow E2open’s business and operations, and (4) a possible sale of the Company.

In January 2014, E2open was approached by a potential strategic acquiror, which we refer to as “Strategic A,” inquiring about the possibility of acquiring E2open. In order to further explore Strategic A’s interest, E2open entered into a confidentiality agreement with Strategic A on January 9, 2014. Mark E. Woodward, the President and Chief Executive Officer of E2open and a member of the Board, Peter J. Maloney, the Chief Financial Officer of E2open, and other members of the E2open management team met with representatives of Strategic A on January 28, 2014 and provided an overview of E2open’s business and operations.

Messrs. Woodward and Maloney reported on Strategic A’s interest in a potential acquisition of E2open to the Board at its regularly scheduled meeting on February 6, 2014. At this meeting, the Board discussed the advisability of a sale of E2open as one of the potential strategic alternatives available, including continuing as an independent company. In view of Strategic A’s unsolicited interest in a potential acquisition of E2open, the Board determined that it would be advisable to contact other potentially interested parties. After discussing their background, including the breadth and depth of their experience and knowledge, and their familiarity with E2open and the markets in which E2open competes, the Board authorized senior management to engage Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to act as E2open’s financial advisor in connection with E2open’s potential transaction. E2open entered into a formal engagement letter with BofA Merrill Lynch on February 18, 2014.

In February 2014, BofA Merrill Lynch, at the direction of the Board, contacted four potential strategic acquirors. One of those potential strategic acquirors, which we refer to as “Strategic B,” entered into a confidentiality agreement with E2open on February 5, 2014. Thereafter, E2open’s senior management held a meeting with representatives of Strategic B and provided an overview of E2open’s business and operations. In addition, E2open’s senior management provided additional information regarding E2open’s business and operations to representatives of Strategic B. On February 19, 2014, Strategic B informed E2open that it would not be submitting a proposal and discussions regarding a potential combination transaction with Strategic B terminated.

Through early April 2014, E2open’s senior management held additional meetings with representatives of Strategic A and provided representatives of Strategic A with additional due diligence materials. On April 8, 2014, Strategic A informed E2open that it would not be submitting a proposal and discussions terminated.

After the termination of discussions with Strategic A and Strategic B, E2open’s senior management continued to focus their efforts on its standalone strategy and other strategic alternatives, including acquisitions to grow E2open’s business and operations and support its standalone strategy. In June 2014, E2open acquired Serus Corporation, a leading provider of cloud-based manufacturing and supply chain visibility and intelligence solutions to semiconductor and other high tech companies.

On September 9, 2014, Mr. Woodward, along with a representative of BofA Merrill Lynch, had an introductory meeting with a senior officer of a private equity firm, which we refer to as “Sponsor A.”

On September 10, 2014, E2open announced preliminary financial results for the second fiscal quarter ended August 31, 2014 and updated its guidance for fiscal year 2015 in respect of certain non-GAAP measures. While the financial results for the quarter were within E2open’s prior guidance range, E2open lowered its guidance for the fiscal year ending February 28, 2015 due in part to the loss of certain significant customers that were acquired during E2open’s second fiscal quarter. In the wake of the earnings announcement, the trading price of E2open Common Stock decreased approximately 26.3%, from $15.62 per share at the end of the trading day on September 10, 2014 to $11.51 per share at the end of the trading day on September 11, 2014.

On October 1, 2014, Mr. Woodward and John B. Mumford, Chairman of the Board of E2open, had a follow-up meeting with a senior officer of Sponsor A who expressed an interest in exploring a possible strategic transaction between E2open and Sponsor A.

On October 8, 2014, E2open announced its financial results for the second fiscal quarter ended August 31, 2014. While E2open’s guidance for fiscal year 2015 in respect of the non-GAAP measures included in the September 10, 2014 guidance remained unchanged, E2open provided more detailed guidance on certain other non-GAAP and GAAP (as defined in “—Projected Financial Information” below) measures, which had been lowered from the prior guidance given by E2open with respect to such measures. In the wake of the earnings announcement, the trading price of E2open Common Stock decreased approximately 33.1%, from $9.22 per share at the end of the trading day on October 8, 2014 to $6.17 per share at the end of the trading day on October 9, 2014.

On October 9, 2014, the Board held a regularly scheduled meeting, where among other things, the Board discussed Sponsor A’s interest in a potential strategic transaction with E2open. Mr. Woodward updated the Board on his meetings with Sponsor A and the latter’s interest in meeting with E2open’s senior management to further explore a possible strategic transaction with E2open. The Board discussed the various strategic alternatives available to E2open, including the advisability of a potential sale of E2open. The Board authorized E2open to enter into a confidentiality agreement with Sponsor A and to explore a potential strategic transaction with Sponsor A.

On October 21, 2014, E2open entered into a confidentiality agreement with Sponsor A.

On October 23, 2014, E2open senior management met with representatives of Sponsor A and provided Sponsor A with an overview of E2open’s business and operations and certain limited due diligence materials, including the Pre-Q3 Earnings Release Projections (as defined in “—Projected Financial Information” below) for fiscal years 2015 through 2017.

At a meeting on October 27, 2014, Mr. Woodward provided the Board with a report on the meetings with Sponsor A, and the Board discussed the various strategic alternatives available to E2open. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), E2open’s outside legal counsel, also attended. Mr. Woodward reported to the Board that, while all strategic alternatives continued to be reviewed, the senior management’s primary focus was on growing E2open’s business. The Board determined that the entire Board should be involved in any further discussions or evaluations of a potential strategic transaction, rather than forming a special committee, given that the entire Board consists of six members, five of whom are independent.

On October 30, 2014, E2open senior management met again with representatives of Sponsor A and provided additional information regarding E2open’s business and operations.

On October 30, 2014, E2open received an unsolicited inquiry from Insight relating to a potential acquisition transaction.

On October 31, 2014, the Board met to discuss the latest developments in E2open’s process of exploring strategic alternatives. Representatives of BofA Merrill Lynch and WSGR were present. Representatives of BofA Merrill Lynch reviewed, together with Mr. Woodward, the status of ongoing discussions with Sponsor A, and various strategies to respond to Sponsor A if it were to submit an acquisition proposal. Representatives of BofA Merrill Lynch also reviewed with the Board certain potential acquirors (both strategic acquirors and private equity firms) that could be contacted to gauge their interest in a potential strategic transaction with the company. Messrs. Woodward and Maloney reported to the Board that they had received an unsolicited inquiry from Insight relating to a potential acquisition transaction. In addition, representatives of BofA Merrill Lynch noted for the Board various potential strategic alternatives that the Board might consider for E2open, including continuing as an independent company, acquisition opportunities or a capital raising transaction.

Between October 31, 2014 and November 5, 2014, E2open received additional unsolicited inquiries, including from one potential strategic partner and two private equity firms (including a private equity firm we refer to as “Sponsor B”).

On November 5, 2014, the Board met to discuss and review the status of the process of exploring strategic alternatives and the various inquiries received by E2open. Representatives of BofA Merrill Lynch and WSGR also attended the meeting. At this meeting, representatives of WSGR reviewed with the Board the legal considerations relating to strategic transactions, including the Board’s fiduciary duties. Mr. Woodward updated the Board that E2open had received unsolicited inquiries from a potential strategic partner and private equity firms as described above, and that he had scheduled a number of meetings with such parties where E2open would provide only publicly available information, and if further discussions were warranted, E2open would enter into appropriate confidentiality agreements with such parties.

Throughout November 2014, E2open’s senior management provided additional information to representatives of Sponsor A in response to their requests. On November 17, 2014, Insight reached out to Messrs. Woodward and Maloney to follow up on its inquiry from October. On November 22, 2014, Mr. Woodward provided the Board with an update on E2open’s business during the third fiscal quarter, as well as on the ongoing discussions with Sponsor A. As part of the update, the Board directed BofA Merrill Lynch and E2open senior management to contact additional parties as approved by the Board to determine their interest in pursuing either a potential acquisition of E2open or a potential minority investment in E2open, and to enter into confidentiality agreements with those parties that expressed an interest in pursuing such a transaction.

On November 24, 2014, Sponsor A informed E2open that it would not be submitting an acquisition proposal. Over the next several days, representatives of BofA Merrill Lynch, at the direction of the Board, began contacting four potential strategic acquirors (some of whom had been contacted earlier in the year) and six private equity firms, including Insight, to gauge their interest in a potential strategic transaction with E2open. These parties were selected by the Board because they were considered by the Board to be among the most likely to be interested in and capable of pursuing a strategic transaction with E2open.

While all six private equity firms showed an interest, only one of the four potential strategic acquirers showed an interest in a strategic transaction with E2open. BofA Merrill Lynch, at the instruction of the Board, delivered a draft confidentiality agreement to the potential strategic acquiror and the six private equity firms that expressed an interest. In the weeks of November 24 and December 1, 2014, E2open entered into confidentiality agreements with all six of the private equity firms (including Insight, who entered into the Insight Confidentiality Agreement on November 26, 2014, Sponsor B, and another private equity firm we refer to as “Sponsor C”).

All six private equity firms requested meetings with E2open’s senior management. From December 1 through December 8, 2014, E2open senior management, together with representatives of BofA Merrill Lynch, held meetings with the six private equity firms (including Insight), and provided each of them with an overview of E2open’s business and operations and certain limited due diligence materials, including the Pre-Q3 Earnings Release Projections for fiscal years 2015 through 2017.

On December 5, 2014, a meeting of the Board was convened to review the status of the strategic alternatives being reviewed, with representatives of WSGR present. At this meeting, Mr. Woodward updated the Board on the meetings between E2open senior management and the private equity firms that had entered into confidentiality agreements. In addition, Mr. Woodward summarized for the Board the other strategic alternatives being reviewed, including potential capital raising transactions and continuing as an independent company. The Board directed BofA Merrill Lynch to send letters to the six private equity firms that had previously executed confidentiality agreements and remained interested in pursuing a strategic transaction with E2open, requesting indications of interest in writing from each of them by December 15, 2014. Later that day, BofA Merrill Lynch delivered those letters to each of the six private equity firms (including Insight).

On December 15, 2014, E2open received written, preliminary and non-binding indications of interest from Insight and Sponsor B. Insight indicated that it might be interested in acquiring all outstanding shares of E2open Common Stock at a price per share in the range of $9.50 to $10.25. Sponsor B indicated that it might be interested in either acquiring all outstanding shares of E2open Common Stock at a price per share in the range of $9.00 to $10.00 or, in the alternative, in making a minority investment in E2open for an aggregate amount of $25 million to $50 million, at a price to be determined. On December 16, E2open received a written indication of interest from Sponsor C, indicating an interest in acquiring all outstanding shares of E2open Common Stock at a price per share of $10.25. Each of the indications of interest was subject to numerous conditions, including the satisfactory completion of due diligence. Some of the indications of interest expressly provided that the indicative price ranges were based on assumptions relating to E2open being able to meet certain operational and financial performance targets and forecasts.

On December 16, 2014, the Board held a meeting to discuss the strategic alternatives available to E2open. Representatives of BofA Merrill Lynch and WSGR were present at the meeting. Representatives of BofA Merrill Lynch reported to the Board that all four potential strategic acquirors that were contacted in late November 2014 had declined to explore a potential strategic transaction with E2open, and that, of the six private equity firms, only Insight, Sponsor B and Sponsor C had submitted written indications of interest as described above. In addition to the written indications of interest, representatives of BofA Merrill Lynch noted that several of the private equity firms had expressed an interest in making a minority investment in E2open. During the meeting, the Board discussed the terms of the indications of interest submitted by Insight, Sponsor B and Sponsor C. The Board also discussed the importance of exploring all strategic alternatives, including a potential sale of the Company to a strategic acquiror, a potential minority investment in E2open and evaluating E2open’s standalone plan. After discussion, the Board instructed management and advisors to continue to work with the current interested parties, including the parties that had submitted indications of interest, with a goal of obtaining higher offers from them. The Board also directed BofA Merrill Lynch to contact three potential strategic acquirors (including Strategic A and Strategic B) that the Board determined to be among the most likely to be interested in a potential strategic transaction with the Company. Representatives of BofA Merrill Lynch subsequently contacted each of the three other potential strategic acquirors, all of whom declined to explore a potential strategic transaction with E2open.

In order to allow Insight, Sponsor B and Sponsor C to complete their due diligence review of E2open, E2open granted access to an electronic data room containing additional confidential information regarding E2open to Sponsor C on December 18, 2014 and to Insight and Sponsor B on December 20, 2014. In the following weeks through late January 2015, representatives of E2open, together with representatives of BofA Merrill Lynch, conducted additional due diligence sessions with representatives from each of Insight, Sponsor B and Sponsor C regarding E2open and its operations.

On December 26, 2014, a meeting of the Board was convened to review the various strategic alternatives available to E2open. Representatives of BofA Merrill Lynch and WSGR were present. Representatives of BofA Merrill Lynch updated the Board on the contacts with potential strategic partners since the prior meeting of the Board, including that the three other potential strategic acquirors BofA Merrill Lynch had contacted at the Board’s direction had all declined to explore a strategic transaction with E2open. Representatives of BofA Merrill Lynch then reviewed for the Board its preliminary financial analyses of E2open, based in part upon Pre-Q3 Earnings Release Projections covering fiscal years 2015 through 2020 that had been provided to BofA Merrill Lynch on November 17, 2014 for its use in such analyses. Representatives of BofA Merrill Lynch and E2open senior management reviewed for the Board E2open’s cash burn rate, and E2open senior management highlighted the potential need to find additional capital to alleviate liquidity pressures. Representatives of BofA Merrill Lynch described to the Board potential capital raising transactions, including registered stock offerings, convertible debt offerings and minority equity investments. The Board instructed management and advisors to continue to work with the current interested parties to endeavor to obtain higher offers from them. The Board also instructed management to continue to explore all strategic alternatives, including a potential capital raising transaction and continuing the evaluation of E2open’s standalone plan.

On December 29, 2014, Altai Capital Management, L.P. (“Altai”) filed a Schedule 13D with the SEC, reporting beneficial ownership of approximately 5.9% of E2open Common Stock. As part of E2open’s regular outreach to significant stockholders, Messrs. Woodward and Maloney contacted Altai shortly after Altai’s initial filing of its Schedule 13D. At that time representatives of Altai did not indicate any specific objectives in connection with their stake in E2open beyond what was disclosed in Altai’s Schedule 13D.

On January 8, 2015, E2open announced its financial results for the third fiscal quarter ended November 30, 2014 and lowered guidance for the fourth fiscal quarter and fiscal year 2015. While the financial results for the third quarter were within E2open’s reduced guidance range provided on October 8, 2014, E2open further lowered its guidance for the fiscal year ending February 28, 2015 due in part to increasing sales execution challenges. The trading price of E2open Common Stock decreased from $8.81 per share at the end of the trading day on January 8, 2015 to $5.65 per share at the end of the trading day on January 9, 2015.

In connection with the lowered guidance for fiscal year 2015 announced on January 8, 2015, E2open management updated the Pre-Q3 Earnings Release Projections that had previously been provided to BofA Merrill Lynch and the various potential acquirors that had entered into confidentiality agreements with E2open. Accordingly, E2open prepared the Post-Q3 Earnings Release Projections (as defined in “—Projected Financial Information” below), which reflected the actual financial results of the third fiscal quarter, revised guidance for fiscal year 2015 and revised assumptions for the following years.

On January 13, 2015, E2open entered into a confidentiality agreement with a potential strategic acquiror, which we refer to as “Strategic C.” Strategic C had reinitiated contact with BofA Merrill Lynch, after initially declining to explore a potential strategic transaction with E2open when initially contacted by BofA Merrill Lynch in late November 2014.

On January 13, 2015, Altai filed an amendment to its Schedule 13D with the SEC, reporting an increase in its beneficial ownership of E2open Common Stock to approximately 9.5%. On January 14, 2015, Messrs. Woodward and Maloney held a meeting with representatives of Altai who indicated that it had increased its beneficial ownership approximately to 9.9% of E2open Common Stock and that Altai was now seeking to pursue either a minority investment in E2open, with attendant rights for Altai to nominate up to two directors on the Board, or a sale of E2open to a group of acquirors that would include Altai at a minimum price per share of $8.00.

On January 14, 2015, the Board met to discuss Altai’s share accumulation. In attendance were representatives of BofA Merrill Lynch and WSGR. The Board discussed with its advisors various considerations relating to stockholder activists, and reviewed and discussed information provided by BofA Merrill Lynch regarding stockholder activists, including a brief description of Altai’s previous stockholder activist campaigns. Representatives of WSGR reviewed for the Board its fiduciary duties, including in connection with its consideration of a proposed stockholder rights plan. The Board discussed the advisability of adopting a stockholder rights plan, including its potential terms. The Board decided to reconvene on January 15, 2015 in order to provide members of the Board additional time to consider the proposed stockholder rights plan.

Also on January 14, 2015, E2open granted Strategic C access to an electronic data room containing substantially similar information to which Insight, Sponsor B and Sponsor C had access.

On January 15, 2015, The Wall Street Journal published an article citing anonymous sources and stating that E2open was exploring a potential sale of the company and that BofA Merrill Lynch had been retained as its financial advisor.

A Board meeting was convened on January 15, 2015 to further discuss the proposed stockholder rights plan. The Board also discussed The Wall Street Journal article and E2open’s communications strategy in response to the article. Representatives of BofA Merrill Lynch and WSGR were present at the meeting. Representatives of WSGR delivered a presentation on the proposed stockholder rights plan, including a review of the Board’s fiduciary duties, the proposed terms of the stockholder rights plan, and other considerations relevant to the adoption of a stockholder rights plan. The Board determined to adopt the stockholder rights plan.

Also on January 15, 2015, E2open senior management held a meeting with representatives of Strategic C and delivered the Post-Q3 Earnings Release Projections covering fiscal years 2015 through 2017. After that meeting, additional due diligence sessions regarding E2open and its operations were held with representatives of Strategic C and representatives of BofA Merrill Lynch.

Following the publication of The Wall Street Journal article described above on January 15, 2015, BofA Merrill Lynch received unsolicited inquiries from 13 parties, comprising one potential strategic acquiror and 12 private equity firms. Among them were representatives of Elliott, who contacted BofA Merrill Lynch indicating that it would be interested in a potential partnership with Insight in its pursuit of a strategic transaction with E2open. On January 22, 2015, E2open executed the Insight Confidentiality Agreement Waiver in order to permit Insight to engage in discussions with Elliott regarding Elliott’s provision of equity financing in furtherance of a potential bid for E2open. E2open separately executed the Elliott Confidentiality Agreement on January 22, 2015.

On January 21, 2015, E2open delivered to Sponsor B the Post-Q3 Earnings Release Projections covering fiscal years 2015 through 2017. E2open did not deliver the Post-Q3 Earnings Release Projections to Insight or Sponsor C because those parties felt they had conducted sufficient due diligence review of E2open to build their own respective forecast models. However, during those parties’ respective due diligence sessions, E2open discussed with each such party the revised guidance and third quarter financial results that led E2open to revise its forecasts and to prepare the Post-Q3 Earnings Release Projections.

On January 22, 2015, the Board held its regularly scheduled meeting. The Board discussed the strategic alternatives available to E2open. Representatives of BofA Merrill Lynch and WSGR were also in attendance. Representatives of BofA Merrill Lynch reviewed for the Board its preliminary financial analyses of E2open and also indicated that, because E2open had recently directed BofA Merrill Lynch to use in its financial analyses the Post-Q3 Earnings Release Projections, BofA Merrill Lynch would prepare revised financial analyses for subsequent discussion with the Board. Representatives of BofA Merrill Lynch described to the Board various capital raising opportunities, and the Board discussed such capital raising opportunities as a strategic alternative. Representatives of BofA Merrill Lynch also updated the Board on the unsolicited inquiries BofA Merrill Lynch had received following the publication of the January 15, 2015 article on The Wall Street Journal. The Board discussed those unsolicited inquiries, and decided that those inquiries were not sufficiently credible to warrant diverting resources away from the ongoing discussions with the parties that had already submitted indications of interest, and potentially risking delays in or termination of those ongoing discussions.

On January 23, 2015, E2open delivered the Post-Q3 Earnings Release Projections covering fiscal years 2015 through 2020, which are referred to as the E2open management forecasts in “—Opinion of E2open’s Financial Advisor” below, to BofA Merrill Lynch for use in connection with their opinion and related analyses.

On January 27, 2015, Insight, Sponsor B and Sponsor C each submitted a written proposal for a potential strategic transaction with E2open. Each of Insight and Sponsor C indicated their interest in acquiring all outstanding shares of E2open Common Stock at a price per share of $8.50 and $7.00, respectively. Insight also indicated that it might potentially bring in Elliott as a co-investor in the proposed transaction. Sponsor B indicated that it was no longer interested in an acquisition of all outstanding shares of E2open Common Stock, but indicated its willingness to make a minority investment in an aggregate amount of $25 million to $50 million at a price to be determined. Strategic C declined to submit an offer.

Also on January 27, 2015, Altai delivered a private letter to E2open, in which it indicated that it had beneficial ownership of approximately 9.9% of E2open Common Stock and that it would support a sale of the company at share prices at or above $8.00 per share.

On January 28, 2015, the Board held a meeting to review the proposals submitted by Insight, Sponsor B and Sponsor C, the letter from Altai, and to discuss all of the strategic alternatives available to E2open. Representatives of BofA Merrill Lynch and WSGR were also in attendance. At this meeting, BofA Merrill Lynch summarized for the Board the financial aspects of the then-pending proposals and reviewed with the Board its preliminary financial analyses of E2open, which as directed by E2open were based in part upon E2open’s Post-Q3 Earnings Release Projections, and compared the differences with the preliminary financial analyses based in part upon Pre-Q3 Earnings Release Projections that were previously presented to the Board. The Board also considered certain information provided by representatives of BofA Merrill Lynch concerning BofA Merrill Lynch’s material investment banking and corporate banking relationships with each of the private equity firms that had submitted a proposal and with Strategic C, none of which were deemed material by the Board. The Board discussed each of the proposals, including the risks and advantages associated with each strategic alternative: a sale of the Company, a minority investment in E2open, remaining an independent company, and pursuing other strategic alternatives. In addition, the Board discussed the Altai letter, including the possibility that Altai could exert additional pressure on the Board and management to change corporate policies. During the meeting, the Board also discussed the increased challenges in E2open’s business and prospects since the publication of The Wall Street Journal article and public disclosure of Altai’s accumulation of its stake in E2open. The Board decided to pursue further discussions with Insight in an effort to obtain a higher proposal, inform Sponsor C that its price was too low to warrant further discussions, and attempt to solicit a proposal from Strategic C.

Following the January 28, 2015 Board meeting, BofA Merrill Lynch contacted each of Insight, Sponsor C and Strategic C pursuant to the Board’s instructions.

On January 28, 2015, E2open entered into a confidentiality agreement with a financial investor that had previously indicated a potential interest in making a minority investment in E2open. Later that day, the financial investor submitted a written, non-binding indication of interest for a $40.0 million investment in the form of convertible preferred stock.

In total, between January 9, 2014 and January 28, 2015, and including the confidentiality agreements entered into in November and December, E2open entered into 12 confidentiality agreements in connection with its evaluation of strategic alternatives. Of the 12 confidentiality agreements, two did not contain any standstill provisions (those with Strategic A and Strategic B). Six contained standstill provisions that expired upon the announcement of the proposed transaction (those with Sponsor A, Sponsor B, Insight, Strategic C, and two other of the private equity firms who executed confidentiality agreements during the weeks of November 24 and December 1, 2015). The remaining four confidentiality agreements (with an affiliate of Elliott, Sponsor C, another of the private equity firms who executed confidentiality agreements during the weeks of November 24 and December 1, 2015 and the financial investor who executed the confidentiality agreement on January 28, 2015) contained standstill provisions that generally prohibited or restricted the counterparty from (i) making, effecting, initiating, causing or participating in the acquisition of beneficial ownership of securities or assets of E2open or its affiliates (including by tender offer, exchange offer, merger, or other combination or transaction), (ii) forming, joining or participating in a “group” (as defined in the Exchange Act and rules promulgated thereunder) with respect to the beneficial ownership of the securities of E2open or its affiliates; (iii) acting alone or in concert to elect, appoint or replace any member of the Board or to cause E2open to take any corporate action, (iv) taking any action that might result in E2open making a public announcement of the foregoing (v) seeking, encouraging, proposing, inducing, encouraging, or assisting any other person in doing any of the foregoing or (vi) discussing or agreeing with any other person any of the foregoing, but did not prohibit the counterparty from privately requesting that E2open waive any of the foregoing standstill provisions.

On January 28, 2015, representatives of BofA Merrill Lynch, at the direction of the Board, delivered to representatives of Insight a draft merger agreement prepared by WSGR for their review and comment.

On January 28, 2015, Sponsor C submitted a revised proposal at a price per share of $8.00. Representatives of BofA Merrill Lynch, at the direction of the Board, delivered to representatives of Sponsor C a draft merger agreement prepared by WSGR for their review and comment.

On January 30, 2015, Insight submitted a revised proposal at a price per share of $8.60, together with written comments to the draft merger agreement prepared by WSGR. Strategic C once again declined to submit a proposal.

On January 30, 2015, the Board held a meeting to discuss E2open’s strategic alternatives, with representatives of BofA Merrill Lynch and WSGR in attendance. At the meeting, Mr. Woodward apprised the Board of that morning’s telephone conversation with Altai, in which Altai indicated it would make its letter of January 27, 2015 public if E2open did not respond to Altai’s proposal within seven days. The Board discussed each of the proposals submitted by Insight and Sponsor C, as well as other strategic alternatives (including the $40.0 million minority investment proposed by the financial investor) available to E2open. Following the discussion, the Board instructed BofA Merrill Lynch to request that Insight and Sponsor C submit their best and final proposals to acquire all outstanding shares of E2open Common Stock by 9:00 a.m. on January 31, 2015, and to inform Insight and Sponsor C that the Board would consider moving forward on an exclusive basis with one of those parties for a four to five day period upon receipt of any such best and final proposals.

Following the January 30, 2015 Board meeting, representatives of BofA Merrill Lynch contacted representatives of Insight and Sponsor C to request their best and final offers. Both Insight and Sponsor C confirmed that their respective proposals of January 30 and January 28, 2015 reflected their respective best and final offers.

On January 31, 2015, the Board held a meeting to discuss Insight’s and Sponsor C’s responses to the requests to submit their best and final offers. After discussion regarding the advantages and disadvantages of granting an exclusive negotiation period to a party, the Board unanimously determined to grant exclusivity to Insight (at Insight’s request) through February 4, 2015. Accordingly, E2open entered into an exclusivity agreement with Insight on January 31, 2015, with an expiration time of 11:59 PM, Pacific time, on February 4, 2015.

Between January 31, 2015 and February 4, 2015, representatives of WSGR and Willkie Farr & Gallagher LLP (“WFG”), outside counsel to Insight, engaged in extensive discussions regarding the terms of the Merger Agreement, including provisions relating to the Board’s ability to respond to unsolicited acquisition proposals, the amount of the termination fee and transaction expense reimbursement payable by E2open and the circumstances under which the termination fee and transaction expense reimbursement would be payable, the conditions to the Offer and the other terms of the Offer, certain covenants and E2open’s representations and warranties. In addition, at Insight’s request, a tender and support agreement to be entered into between Insight and certain affiliates of Crosspoint Venture Partners and certain entities affiliated with John B. Mumford, Chairman of the Board, were negotiated, pursuant to which all shares of E2open Common Stock held by such entities, which represented, in the aggregate, approximately 13.6% of the outstanding shares of E2open Common Stock as of February 4, 2015, would be tendered in the Offer to be launched by Purchaser.

On February 4, 2015, the Board convened a meeting to consider the proposed transaction with Insight. At this meeting, representatives from WSGR led the Board through a discussion of its fiduciary duties in the context of a sale transaction and a discussion of the material terms of the Merger Agreement. Also at this meeting, BofA Merrill Lynch reviewed with the Board its financial analyses of the $8.60 per share cash consideration payable in the Offer and the Merger and delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated February 4, 2015, that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $8.60 per share cash consideration to be received in the Offer and the Merger (together, the “Transaction”) by holders of shares of E2open Common Stock was fair, from a financial point of view, to such holders. The Board also considered certain information provided by BofA Merrill Lynch concerning BofA Merrill Lynch’s material investment banking and corporate banking relationships with Elliott. After considering each of the factors described below in

“—Reasons for the Board’s Recommendation,” including potential strategic alternatives available to E2open, the Board unanimously determined it was in the best interests of E2open and its stockholders to enter into the Merger Agreement with Parent and Purchaser. Accordingly, the Board unanimously (1) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, E2open and its stockholders, (2) determined that it is in the best interests of E2open and its stockholders, and declared it advisable, to enter into the Merger Agreement, (3) approved the execution and delivery by E2open of the Merger Agreement, the performance by E2open of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, and (4) resolved to recommend that the holders of shares of E2open Common Stock accept the Offer and tender their shares of E2open Common Stock to Purchaser pursuant to the Offer.

E2open, Parent and Purchaser entered into the Merger Agreement on February 4, 2015, and the transaction was publicly announced on February 5, 2015.

Reasons for the Board’s Recommendation.

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with E2open’s management and legal and financial advisors. In recommending that holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors. The following is a summary of the material factors that supported this decision:

•	The Offer Price.

•	the fact that the Offer Price represents premiums of approximately 57.2% and 41.0% over the closing prices for the Shares on January 15, 2015 (which is the last trading day prior to media speculation regarding a possible transaction) and February 3, 2015 (which is the last trading day before the February 4, 2015 meeting of the Board);

•	the Board’s belief that it had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable;

•	E2open’s Operating and Financial Condition; Prospects of E2open— the current and historical financial condition, results of operations, business and prospects of E2open, as well as E2open’s financial plan and prospects and risks if E2open were to remain an independent public company, and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically), including risks associated with:

•	executing and achieving E2open’s short- and long-term business and financial plans, including liquidity issues experienced by E2open;

•	the significant amount of capital that E2open would need to raise to meet its immediate liquidity needs and funding for its growth strategy, as well as the potential cost of capital, including the substantial dilution of the ownership percentage of existing stockholders that could be required to obtain necessary capital;

•	the competitive nature of the industry in which E2open operates, E2open’s need for additional resources to remain competitive in this industry; and

•	general risks of market conditions that could reduce E2open’s Share price.

•

Strategic Alternatives Process— the Board’s belief that the value offered to holders of Shares in the Offer, the Merger and the other transactions contemplated by the Merger Agreement was more favorable to holders of Shares than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable. This belief was supported in part by the results of the Board’s strategic alternatives process through which parties that were believed most likely to be interested in E2open were solicited, including a wide range of potential strategic acquirors and private equity firms. In addition, a number of credible bidders were each given an opportunity to make best and final offers after E2open had received a definitive proposal from each bidder.

•	Cash Consideration; Certainty of Value— the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares while avoiding potential long-term business risk.

•	Negotiations with Parent and Terms of Merger Agreement— the course of arm’s-length negotiations between E2open, Parent and their respective advisers, resulting in a number of changes favorable to E2open in the terms and conditions of the Merger Agreement from the version proposed by Parent as part of its proposal submitted to E2open on January 30, 2015, leading to the Board’s belief, based on these negotiations, that the Merger Agreement contained the most favorable terms to E2open to which Parent was willing to agree. Terms of the Merger Agreement supporting the Board’s belief include:

•	Ability to Respond to Certain Unsolicited Acquisition Proposals— the Merger Agreement permits the Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal not involving a breach of the Merger Agreement if the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) such acquisition proposal either constitutes or is reasonably expected to lead to a Superior Proposal (as defined in the Merger Agreement) and, among other conditions, the Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties.

•	Change of Recommendation— either in the event that E2open receives a Superior Proposal or in the event of an Intervening Event (each as defined in the Merger Agreement), the Board has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend or modify in a manner adverse to Parent, its approval or recommendation to its stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the Merger, subject to compliance with the “match right” procedures set forth in the Merger Agreement.

•	Fiduciary Termination Right— the Board may terminate the Merger Agreement to accept a Superior Proposal, if (i) E2open has complied with the “match right” procedures in the Merger Agreement and (ii) concurrently with such termination, E2open pays to Parent a termination fee of $9 million, which the Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into a definitive agreement for a Superior Proposal.

•	Conditions to Consummation of the Offer and the Merger; Likelihood of Closing— the fact that Purchaser’s obligations to purchase (and Parent’s obligation to cause Purchaser to purchase) Shares in the Offer and to close the Merger are subject to limited conditions, and that the Offer and the Merger are reasonably likely to be consummated.

•	Timing of Completion— the anticipated timing of the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the transaction’s structure as a cash tender offer for all outstanding Shares, which should allow holders of Shares to receive the Offer Price in a relatively short timeframe, followed by the Merger in which holders of Shares (other than the Cancelled Shares and the Dissenting Shares) will receive the same consideration as received by those holders of Shares who tender their Shares in the Offer, and the fact that the potential for closing in a relatively short timeframe could also reduce the amount of time in which E2open’s business would be subject to the potential uncertainty of closing and related disruption.

•	Extension of Offer Period— the fact that that the Purchaser must extend the Offer for one or more periods until termination of the Merger Agreement, if at any then scheduled expiration of the

Offer any condition to the Offer has not been satisfied or waived (other than the minimum tender condition set forth in the Merger Agreement, which may not be waived by Purchaser), and must extend the Offer for up to two periods of ten business days each if the minimum tender condition has not been met.

•	No Financing Condition— the representation of Parent and Purchaser that their obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing for the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and the delivery of the Commitment Letters by the Investors for purposes of funding, among other things, the consideration payable in the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

•	Equity Commitment Letters and Limited Guarantees— the Board’s belief that the Commitment Letters delivered by the Investors represent a strong commitment on their part with few conditions that would permit them to terminate their respective commitments, together with E2open’s ability, under certain circumstances pursuant to the Merger Agreement and the Commitment Letters, to seek specific performance of the obligations of the parties thereto, and the fact that the Investors have provided Limited Guarantees in favor of E2open that guarantee certain of Parent’s and Purchaser’s obligations under the Merger Agreement.

•	Opinion of E2open’s Financial Advisor— the opinion of BofA Merrill Lynch, dated February 4, 2015, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price or the Merger Consideration, as applicable (the “Consideration”), to be received in the Transaction by holders of Shares (other than the Cancelled Shares and the Dissenting Shares), which opinion was based on and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken by BofA Merrill Lynch, as more fully described in “—Opinion of E2open’s Financial Advisor” below.

•	Appraisal Rights— the availability of statutory appraisal rights to holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of E2open and the Board, which included:

•	the potential limitations on E2open’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby E2open agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•	the Merger Agreement precluding E2open from actively soliciting alternative transaction proposals and the fact that Parent is entitled to a “match right” with respect to alternative transaction proposals;

•	the possibility that the Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be consummated, and the fact that if the Offer, the Merger and the other transactions contemplated by the Merger Agreement are not consummated, E2open’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, E2open will have incurred significant transaction costs and E2open’s relationships with its partners, suppliers, employees and other third parties may be adversely affected;

•	the effect of the public announcement of the Merger Agreement, including effects on E2open’s operating results and Share price (including potential short-term volatility) and E2open’s ability to attract and retain key management and personnel;

•	the timing for completing the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the likelihood of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Transaction as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Intent to Tender.

The Major Stockholders have entered into Tender and Support Agreements, pursuant to which they have agreed to tender and not withdraw all Shares owned by them into the Offer promptly after the commencement of the Offer. John B. Mumford, who is the Chairman of the Board, is a managing member of Crosspoint Associates, the general partner of each of the Crosspoint Entities, and is also an affiliate of each of the Mumford Entities. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Parent, the Insight Funds and Elliott and Certain of their Affiliates—Tender and Support Agreements” above, which is incorporated herein by reference.

Other than as described above, to E2open’s knowledge, after making reasonable inquiry, all of E2open’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Projected Financial Information.

E2open does not as a matter of course make public projections as to long-term future performance or earnings and is especially wary of making projections for extended periods beyond the immediate next year due to the significant unpredictability of the underlying assumptions and estimates. However, E2open management prepared financial forecasts (the “Pre-Q3 Earnings Release Projections”) covering fiscal years 2015 through 2020. E2open provided the Pre-Q3 Earnings Release Projections covering fiscal years 2015 through 2020 to its financial advisor, BofA Merrill Lynch, for use in connection with BofA Merrill Lynch’s opinion and related analyses. In addition to the Pre-Q3 Earnings Release Projections, management also prepared alternative forecasts for upside and downside business scenarios, referred to herein as “high case” and “low case” forecasts, respectively, and provided such “high case” and “low case” forecasts (together, the “Alternative Projections”) to BofA Merrill Lynch, but E2open instructed BofA Merrill Lynch to use only the Pre-Q3 Earnings Release Projections, and to disregard the Alternative Projections, for purposes of its opinion and related analyses because management believed that the Pre-Q3 Earnings Release Projections were the most likely of the three forecasts. E2open also provided the portion of the Pre-Q3 Earnings Release Projections covering fiscal years 2015 through 2017 to potentially interested parties in the strategic process in connection with their due diligence review of E2open as more fully described in “—Recommendation of the Board—Background” above.

For the avoidance of doubt, the Alternative Projections are not part of the Pre-Q3 Earnings Release Projections, and all references to “Pre-Q3 Earnings Release Projections” in this Statement should not be construed to include references to such Alternative Projections.

After the January 8, 2015 announcement of E2open’s financial results for the third fiscal quarter ended November 30, 2014 (the “Q3 Earnings Release”), E2open management updated the forecasts included in the Pre-Q3 Earnings Release Projections to reflect E2open’s actual financial results for the third fiscal quarter, its revised guidance for fiscal year 2015 and revised assumptions for the following years, resulting in revised forecasts for future fiscal years (such revised base case forecasts, the “Post-Q3 Earnings Release Projections” and, together with the Pre-Q3 Earnings Release Projections and the Alternative Projections, the “Projections”). E2open provided the Post-Q3 Earnings Release Projections covering fiscal years 2015 through 2020, which are referred to as the E2open management forecasts in “—Opinion of E2open’s Financial Advisor” below, to BofA Merrill Lynch, and directed BofA Merrill Lynch to use such projections in connection with BofA Merrill Lynch’s opinion and related analyses and to disregard the Pre-Q3 Earnings Release Projections previously provided to BofA Merrill Lynch. E2open also provided the portion of the Post-Q3 Earnings Release Projections covering fiscal years 2015 through 2017 to certain of the participants then remaining in the process as more fully described in “—Recommendation of the Board—Background” above.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles (“GAAP”). See “—Use of Non-GAAP Measures” below. Neither E2open’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial forecasts.

The Projections were prepared for different and distinct analytical purposes, and each reflect estimates and assumptions made with respect to regulatory approvals, industry performance, general business, economic, market and financial conditions and other future events, as well as matters specific to E2open’s business, all of which are difficult to predict and many of which are beyond E2open’s control. The financial forecasts included in the Projections are subjective and thus are susceptible to multiple interpretations or financial views and are subject to revisions in response to actual experience and ongoing business developments. As such, the Projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Projections. See “Cautionary Statement Regarding Forward-Looking Statements” below.

There can be no assurance that any one or more of the forecasts included in the Projections will be realized, and actual results may vary materially from those shown. These financial forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, the financial forecasts included in the Projections will be affected by E2open’s ability to achieve its strategic goals, objectives and targets, including financing capabilities at necessary levels over the applicable periods. The assumptions upon which these financial forecasts were based involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond E2open’s control. The financial forecasts included in the Projections also reflect assumptions as to certain business decisions that are subject to change. These financial forecasts cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that E2open, the Insight Funds or any of their respective affiliates, advisors or other representatives or any other recipient of the Projections, including BofA Merrill Lynch, then considered, or now considers, it necessarily predictive of actual future events, and the Projections should not be relied upon as such. None of E2open, the Insight Funds or any of their respective affiliates, advisors or other representatives, including BofA Merrill Lynch, makes any representation to any shareholder regarding the Projections described herein or as to the ultimate performance of E2open. E2open does not intend to update, revise or correct the Projections (even in the short term).

The Projections do not take into account any circumstances or events occurring after the date they were prepared. The Projections do not take into account the effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or subsequent integration activities or the failure of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or such activities to occur.

The inclusion of the Projections in this Statement should not be deemed an admission or representation by E2open that the financial forecasts included in the Projections are viewed by E2open as material information of E2open, and E2open views such financial forecasts as non-material because of the inherent risks and uncertainties associated with such long-range forecasts.

The Projections are not included in this Statement to influence your decision whether to tender your shares in the Offer, but because E2open made available the Projections to E2open’s financial advisor and, with respect to the forecasts covering fiscal years 2015 through 2017 (but, for the avoidance of doubt, not the Alternative Projections), to the bidders as more fully described in “—Recommendation of the Board—Background” above. The information contained in the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding E2open contained elsewhere in this Statement and E2open’s public filings with the SEC.

In light of the foregoing factors and the uncertainties inherent in E2open’s financial forecasts and operating plans, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the Projections.

Pre-Q3 Earnings Release Projections.

The Pre-Q3 Earnings Release Projections, which E2open management believed to be based on the most likely scenario at the time they were prepared, were based on the following assumptions:

•	New and upsell subscriptions and support bookings for fiscal year 2015 would be $94.0 million, which is the mid-point of the range of $91.5 million to $96.5 million that was expected for fiscal year 2015 at the time the Pre-Q3 Earnings Release Projections were prepared;

•	Revenue growth for fiscal years 2015 through 2020 would be supported by:

•	Growth in E2open’s customer base and growth in upselling to existing customers; and

•	Continued growth from existing products and growth from new product introductions;

•	Gross profit for fiscal years 2015 through 2020 would improve as a result of E2open’s enhanced ability to profitably scale the software-as-a-service infrastructure, additional productivity improvements and automation in both the delivery of professional services and subscriptions and support revenue, and the introduction of new products;

•	Adjusted EBITDA for fiscal years 2015 through 2020 would improve as a result of improved gross margins as growth in revenue outpaces the increase in operating expenses; and

•	Free Cash Flow for fiscal years 2015 through 2020 would improve as the growth in billings and cash collections outpaces the increases in operating expenses and capital expenditures.

The following table presents selected unaudited prospective financial data that are a part of the Pre-Q3 Earnings Release Projections:

	Pre-Q3 Projections Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Revenue	$84,251	$98,835	$129,149	$161,348	$198,458	$240,135
Cost of revenue	$28,065	$31,131	$34,787	$40,824	$46,654	$52,739
Gross profit	$56,187	$67,704	$94,362	$120,524	$151,804	$187,396
Operating expenses	$73,928	$78,851	$90,946	$113,699	$135,371	$160,248
Income (loss) from operations	$(17,741)	$(11,147)	$3,415	$6,825	$16,433	$27,148
Adjusted EBITDA	$(14,996)	$(7,715)	$7,894	$12,425	$23,229	$35,315
Free Cash Flow	$(15,500)	$(4,908)	$11,051	$12,151	$24,032	$31,423

“High Case” Forecasts.

The “high case” forecasts were based on the same assumptions as the Pre-Q3 Earnings Release Projections, except that higher revenues were assumed for fiscal years 2018 through 2020 resulting from an assumption of faster growth in E2open’s customer base and upselling to existing customers during such periods, and higher total expenses were assumed for fiscal years 2018 through 2020.

E2open had instructed BofA Merrill Lynch to use only the Pre-Q3 Earnings Release Projections, and to disregard the “low case” and “high case” forecasts, for purposes of its opinion and related analyses. However, the “high case” forecasts are being disclosed herein because they were part of the Projections provided to BofA Merrill Lynch as described above. For the avoidance of doubt, neither the “high case” nor “low case” forecasts were part of the Post-Q3 Earnings Release Projections.

The following table presents selected unaudited prospective financial data that are a part of the “high case” forecasts:

	High Case Forecasts Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Revenue	$84,251	$98,835	$129,149	$167,892	$214,902	$270,777
Cost of revenue	$28,065	$31,131	$34,787	$41,620	$49,521	$59,875
Gross profit	$56,187	$67,704	$94,362	$126,273	$165,381	$210,902
Operating expenses	$73,928	$78,851	$90,946	$120,342	$149,831	$181,937
Income (loss) from operations	$(17,741)	$(11,147)	$3,415	$5,930	$15,550	$28,965
Adjusted EBITDA	$(14,996)	$(7,715)	$7,894	$12,099	$23,452	$38,783
Free Cash Flow	$(15,500)	$(4,908)	$11,051	$13,156	$26,592	$37,723

“Low Case” Forecasts.

The “low case” forecasts were based on the same assumptions as the Pre-Q3 Earnings Release Projections, except that lower revenues were assumed for fiscal years 2016 through 2020 resulting from an assumption of slower growth in E2open’s customer base and upselling to existing customers during such periods, and lower total expenses were assumed for fiscal years 2016 through 2020.

E2open had instructed BofA Merrill Lynch to use only the Pre-Q3 Earnings Release Projections, and to disregard the “low case” and “high case” forecasts, for purposes of its opinion and related analyses. However, the “low case” forecasts are being disclosed herein because they were part of the Projections provided to BofA Merrill Lynch as described above. For the avoidance of doubt, neither the “high case” nor “low case” forecasts were part of the Post-Q3 Earnings Release Projections.

The following table presents selected unaudited prospective financial data that are a part of the “low case” forecasts:

	Low Case Forecasts Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Revenue	$84,251	$90,149	$109,081	$125,442	$141,750	$157,343
Cost of revenue	$28,065	$29,225	$31,278	$34,281	$35,213	$36,759
Gross profit	$56,187	$60,924	$77,803	$91,161	$106,537	$120,584
Operating expenses	$73,928	$79,787	$88,712	$95,476	$100,954	$108,940
Income (loss) from operations	$(17,741)	$(18,863)	$(10,908)	$(4,315)	$5,584	$11,643
Adjusted EBITDA	$(14,996)	$(15,923)	$(7,599)	$(571)	$9,436	$15,766
Free Cash Flow	$(15,500)	$(9,392)	$(370)	$4,985	$17,261	$19,701

Post-Q3 Earnings Release Projections.

After the Q3 Earnings Release, E2open management updated the Pre-Q3 Earnings Release Projections to reflect E2open’s actual financial results for the third fiscal quarter, its revised guidance for fiscal year 2015 and revised assumptions for the following years to produce the Post-Q3 Earnings Release Projections as more fully described in “—Recommendation of the Board—Background” above. E2open provided the Post-Q3 Earnings Release Projections covering fiscal years 2015 through 2020, which are referred to as the E2open management forecasts in “—Opinion of E2open’s Financial Advisor” below, to BofA Merrill Lynch, and directed BofA Merrill Lynch to use such projections in connection with BofA Merrill Lynch’s opinion and related analyses and to disregard the Pre-Q3 Earnings Release Projections previously provided to BofA Merrill Lynch. E2open also provided the portion of the Post-Q3 Earnings Release Projections covering fiscal years 2015 through 2017 to certain of the participants then remaining in the process as more fully described in “—Recommendation of the Board—Background” above.

The Post-Q3 Earnings Release Projections were based on the same assumptions as the Pre-Q3 Earnings Release Projections described above, except that new and upsell subscriptions and support bookings forecast for fiscal year 2015 was adjusted to $73.0 million, which is the mid-point of the range of $71.0 million to $75.0 million forecasted for fiscal year 2015 as disclosed in the Q3 Earnings Release, and the resulting reduction in revenues forecasted for fiscal years 2016 through 2020 were partially offset by a reduction in the forecasted total expenses during such periods.

The following table presents selected unaudited prospective financial data that are a part of the Post-Q3 Earnings Release Projections:

	Post-Q3 Projections Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Revenue	$80,750	$94,000	$117,800	$147,344	$180,936	$218,749
Cost of revenue	$26,500	$28,800	$32,400	$38,908	$44,054	$49,622
Gross profit	$54,250	$65,200	$85,400	$108,436	$136,882	$169,128
Operating expenses	$72,100	$67,900	$76,700	$98,484	$119,593	$144,542
Income (loss) from operations	$(17,850)	$(2,700)	$8,700	$9,952	$17,289	$24,585
Adjusted EBITDA	$(15,450)	$—	$11,900	$15,552	$24,085	$32,752
Free Cash Flow	$(15,500)	$(4,710)	$10,581	$16,146	$21,716	$28,373

Use of Non-GAAP Measures.

Each of the line items included in the Projections, namely, “revenue,” “cost of revenue,” “gross profit”, “operating expenses” and “income (loss) from operations” (collectively, the “Non-GAAP P&L Measures”), as well as Adjusted EBITDA and Free Cash Flow constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. E2open monitors, among other financial performance measures, the Non-GAAP P&L Measures, Adjusted EBITDA and Free Cash Flow to help evaluate trends, establish budgets, measure the effectiveness of E2open’s sales and marketing efforts and assess operational effectiveness and efficiencies. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. In addition, the Non-GAAP P&L Measures, Adjusted EBITDA and Free Cash Flow are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the E2open’s industry.

The following tables present a reconciliation of each of the Non-GAAP P&L Measures to each of the most directly comparable GAAP measure for each of the periods indicated:

	Pre-Q3 Projections: Reconciliation of Non-GAAP Revenue to GAAP Revenue Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP Revenue	$82,162	$98,391	$129,129	$161,348	$198,458	$240,135
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue from purchase accounting adjustment	576	444	20	—	—	—
Non-GAAP Revenue	$84,251	$98,835	$129,149	$161,348	$198,458	$240,135

	High Case Forecasts: Reconciliation of Non-GAAP Revenue to GAAP Revenue Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP Revenue	$82,162	$98,391	$129,129	$167,892	$214,902	$270,777
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Non-GAAP Revenue	$84,251	$98,835	$129,149	$167,892	$214,902	$270,777

	Low Case Forecasts: Reconciliation of Non-GAAP Revenue to GAAP Revenue Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP Revenue	$82,162	$89,705	$109,061	$125,442	$141,750	$157,343
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Non-GAAP Revenue	$84,251	$90,149	$109,081	$125,442	$141,750	$157,343

	Post-Q3 Projections: Reconciliation of Non-GAAP Revenue to GAAP Revenue Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP Revenue	$78,661	$93,556	$117,780	$147,344	$180,936	$218,749
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Non-GAAP Revenue	$80,750	$94,000	$117,800	$147,344	$180,936	$218,749

	Pre-Q3 Projections: Reconciliation of Non-GAAP Cost of Revenue to GAAP Cost of Revenue Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP cost of revenue	$33,354	$37,261	$41,236	$47,659	$53,141	$58,066
Less: Stock-based compensation expense	(2,747)	(3,190)	(3,509)	(3,895)	(4,362)	(4,929)
Less: Amortization of acquired intangibles	(2,542)	(2,940)	(2,940)	(2,940)	(2,124)	(398)
Non-GAAP cost of revenue	$28,065	$31,131	$34,787	$40,824	$46,654	$52,739

	High Case Forecasts: Reconciliation of Non-GAAP Cost of Revenue to GAAP Cost of Revenue Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP cost of revenue	$33,354	$37,261	$41,236	$48,455	$56,008	$65,202
Less: Stock-based compensation expense	(2,747)	(3,190)	(3,509)	(3,895)	(4,362)	(4,929)
Less: Amortization of acquired intangibles	(2,542)	(2,940)	(2,940)	(2,940)	(2,124)	(398)
Non-GAAP cost of revenue	$28,065	$31,131	$34,787	$41,620	$49,521	$59,875

	Low Case Forecasts: Reconciliation of Non-GAAP Cost of Revenue to GAAP Cost of Revenue Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP cost of revenue	$33,354	$35,355	$37,727	$41,116	$41,700	$42,086
Less: Stock-based compensation expense	(2,747)	(3,190)	(3,509)	(3,895)	(4,362)	(4,929)
Less: Amortization of acquired intangibles	(2,542)	(2,940)	(2,940)	(2,940)	(2,124)	(398)
Non-GAAP cost of revenue	$28,065	$29,225	$31,278	$34,281	$35,213	$36,759

	Post-Q3 Projections: Reconciliation of Non-GAAP Cost of Revenue to GAAP Cost of Revenue Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP cost of revenue	$31,789	$34,930	$38,849	$45,743	$50,541	$54,949
Less: Stock-based compensation expense	(2,747)	(3,190)	(3,509)	(3,895)	(4,362)	(4,929)
Less: Amortization of acquired intangibles	(2,542)	(2,940)	(2,940)	(2,940)	(2,124)	(398)
Non-GAAP cost of revenue	$26,500	$28,800	$32,400	$38,908	$44,054	$49,622

	Pre-Q3 Projections: Reconciliation of Non-GAAP Gross Profit to GAAP Gross Profit Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP gross profit	$48,809	$61,130	$87,893	$113,689	$145,317	$182,609
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Add: Stock-based compensation expense	2,747	3,190	3,509	3,895	4,362	4,929
Add: Amortization of acquired intangibles	2,542	2,940	2,940	2,940	2,124	398
Non-GAAP gross profit	$56,187	$67,704	$94,362	$120,524	$151,804	$187,396

	High Case Forecasts: Reconciliation of Non-GAAP Gross Profit to GAAP Gross Profit Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP gross profit	$48,809	$61,130	$87,893	$119,438	$158,894	$205,575
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Add: Stock-based compensation expense	2,747	3,190	3,509	3,895	4,362	4,929
Add: Amortization of acquired intangibles	2,542	2,940	2,940	2,940	2,124	398
Non-GAAP gross profit	$56,187	$67,704	$94,362	$126,273	$165,381	$210,902

	Low Case Forecasts: Reconciliation of Non-GAAP Gross Profit to GAAP Gross Profit Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP gross profit	$48,809	$54,350	$71,334	$84,326	$100,050	$115,257
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Add: Stock-based compensation expense	2,747	3,190	3,509	3,895	4,362	4,929
Add: Amortization of acquired intangibles	2,542	2,940	2,940	2,940	2,124	398
Non-GAAP gross profit	$56,187	$60,924	$77,803	$91,161	$106,537	$120,584

	Post-Q3 Projections: Reconciliation of Non-GAAP Gross Profit to GAAP Gross Profit Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP gross profit	$46,872	$58,626	$78,931	$101,601	$130,395	$163,801
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Add: Stock-based compensation expense	2,747	3,190	3,509	3,895	4,362	4,929
Add: Amortization of acquired intangibles	2,542	2,940	2,940	2,940	2,124	398
Non-GAAP gross profit	$54,250	$65,200	$85,400	$108,436	$136,882	$169,128

	Pre-Q3 Projections: Reconciliation of Non-GAAP Operating Expenses to GAAP Operating Expenses Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP operating expenses	$84,164	$90,096	$103,041	$126,824	$149,054	$173,794
Less: Stock-based compensation expense	(6,940)	(8,505)	(9,356)	(10,385)	(11,631)	(13,143)
Less: Acquisition-related expenses	(960)	—	—	—	—	—
Less: Amortization of acquired intangibles	(2,336)	(2,740)	(2,740)	(2,740)	(2,053)	(403)
Non-GAAP operating expenses	$73,928	$78,851	$90,946	$113,699	$135,371	$160,248

	High Case Forecasts: Reconciliation of Non-GAAP Operating Expenses to GAAP Operating Expenses Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP operating expenses	$84,164	$90,096	$103,041	$133,467	$163,514	$195,483
Less: Stock-based compensation expense	(6,940)	(8,505)	(9,356)	(10,385)	(11,631)	(13,143)
Less: Acquisition-related expenses	(960)	—	—	—	—	—
Less: Amortization of acquired intangibles	(2,336)	(2,740)	(2,740)	(2,740)	(2,053)	(403)
Non-GAAP operating expenses	$73,928	$78,851	$90,946	$120,342	$149,831	$181,937

	Low Case Forecasts: Reconciliation of Non-GAAP Operating Expenses to GAAP Operating Expenses Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP operating expenses	$84,164	$91,032	$100,807	$108,601	$114,637	$122,486
Less: Stock-based compensation expense	(6,940)	(8,505)	(9,356)	(10,385)	(11,631)	(13,143)
Less: Acquisition-related expenses	(960)	—	—	—	—	—
Less: Amortization of acquired intangibles	(2,336)	(2,740)	(2,740)	(2,740)	(2,053)	(403)
Non-GAAP operating expenses	$73,928	$79,787	$88,712	$95,476	$100,954	$108,940

	Post-Q3 Projections: Reconciliation of Non-GAAP Operating Expenses to GAAP Operating Expenses Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP operating expenses	$82,336	$79,145	$88,795	$111,609	$133,276	$158,088
Less: Stock-based compensation expense	(6,940)	(8,505)	(9,356)	(10,385)	(11,631)	(13,143)
Less: Acquisition-related expenses	(960)	—	—	—	—	—
Less: Amortization of acquired intangibles	(2,336)	(2,740)	(2,740)	(2,740)	(2,053)	(403)
Non-GAAP operating expenses	$72,100	$67,900	$76,700	$98,484	$119,593	$144,542

	Pre-Q3 Projections: Reconciliation of Non-GAAP Operating Income (Loss) to GAAP Operating Income (Loss) Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP income (loss) from operations	$(35,355)	$(28,966)	$(15,150)	$(13,135)	$(3,737)	$8,275
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Add: Stock-based compensation expense	9,687	11,695	12,865	14,280	15,993	18,072
Add: Amortization of acquired intangibles	4,878	5,680	5,680	5,680	4,177	801
Add: Acquisition-related expenses	960	—	—	—	—	—
Non-GAAP income (loss) from operations	$(17,741)	$(11,147)	$3,415	$6,825	$16,433	$27,148

	High Case Forecasts: Reconciliation of Non-GAAP Operating Income (Loss) to GAAP Operating Income (Loss) Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP income (loss) from operations	$(35,355)	$(28,966)	$(15,150)	$(14,030)	$(4,620)	$10,092
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Add: Stock-based compensation expense	9,687	11,695	12,865	14,280	15,993	18,072
Add: Amortization of acquired intangibles	4,878	5,680	5,680	5,680	4,177	801
Add: Acquisition-related expenses	960	—	—	—	—	—
Non-GAAP income (loss) from operations	$(17,741)	$(11,147)	$3,415	$5,930	$15,550	$28,965

	Low Case Forecasts: Reconciliation of Non-GAAP Operating Income (Loss) to GAAP Operating Income (Loss) Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP income (loss) from operations	$(35,355)	$(36,682)	$(29,472)	$(24,275)	$(14,586)	$(7,230)
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Add: Stock-based compensation expense	9,687	11,695	12,865	14,280	15,993	18,072
Add: Amortization of acquired intangibles	4,878	5,680	5,680	5,680	4,177	801
Add: Acquisition-related expenses	960	—	—	—	—	—
Non-GAAP income (loss) from operations	$(17,741)	$(18,863)	$(10,908)	$(4,315)	$5,584	$11,643

	Post-Q3 Projections: Reconciliation of Non-GAAP Operating Income (Loss) to GAAP Operating Income (Loss) Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
GAAP income (loss) from operations	$(35,464)	$(20,519)	$(9,865)	$(10,008)	$(2,881)	$5,712
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustment	576	444	20	—	—	—
Add: Stock-based compensation expense	9,687	11,695	12,865	14,280	15,993	18,072
Add: Amortization of acquired intangibles	4,878	5,680	5,680	5,680	4,177	801
Acquisition-related expenses	960	—	—	—	—	—
Non-GAAP income (loss) from operations	$(17,850)	$(2,700)	$8,700	$9,952	$17,289	$24,585

The following tables present a reconciliation of Adjusted EBITDA to net income (loss) for each of the periods indicated:

	Pre-Q3 Projections: Reconciliation of Adjusted EBITDA Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Net income (loss)	$(35,819)	$(29,610)	$(15,823)	$(13,992)	$(4,758)	$7,059
Add: Interest and other expense, net	244	516	540	687	818	974
Add: Provision for income taxes	220	128	134	170	203	242
Add: Depreciation and amortization	2,745	3,432	4,478	5,600	6,796	8,167
Add: Stock-based compensation	9,687	11,695	12,865	14,280	15,993	18,072
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustments	576	444	20	—	—	—
Add: Amortization of acquired intangibles	4,878	5,680	5,680	5,680	4,177	801
Add: Acquisition-related expenses	960	—	—	—	—	—
Adjusted EBITDA	$(14,996)	$(7,715)	$7,894	$12,425	$23,229	$35,315

	High Case Forecasts: Reconciliation of Adjusted EBITDA Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Net income (loss)	$(35,819)	$(29,610)	$(15,823)	$(14,941)	$(5,690)	$8,744
Add: Interest and other expense, net	244	516	540	730	858	1,080
Add: Provision for income taxes	220	128	134	181	213	268
Add: Depreciation and amortization	2,745	3,432	4,478	6,169	7,901	9,818
Add: Stock-based compensation	9,687	11,695	12,865	14,280	15,993	18,072
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustments	576	444	20	—	—	—
Add: Amortization of acquired intangibles	4,878	5,680	5,680	5,680	4,177	801
Add: Acquisition-related expenses	960	—	—	—	—	—
Adjusted EBITDA	$(14,996)	$(7,715)	$7,894	$12,099	$23,452	$38,783

	Low Case Forecasts: Reconciliation of Adjusted EBITDA Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Net income (loss)	$(35,819)	$(37,327)	$(30,227)	$(25,094)	$(15,415)	$(8,110)
Add: Interest and other expense, net	244	517	605	656	664	705
Add: Provision for income taxes	220	128	150	163	165	175
Add: Depreciation and amortization	2,745	2,940	3,309	3,744	3,852	4,123
Add: Stock-based compensation	9,687	11,695	12,865	14,280	15,993	18,072
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustments	576	444	20	—	—	—
Add: Amortization of acquired intangibles	4,878	5,680	5,680	5,680	4,177	801
Add: Acquisition-related expenses	960	—	—	—	—	—
Adjusted EBITDA	$(14,996)	$(15,923)	$(7,599)	$(571)	$9,436	$15,766

	Post-Q3 Projections: Reconciliation of Adjusted EBITDA Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Net income (loss)	$(36,413)	$(21,419)	$(10,815)	$(11,008)	$(3,931)	$4,612
Add: Interest and other expense, net	663	600	600	600	600	600
Add: Provision for income taxes	286	300	350	400	450	500
Add: Depreciation and amortization	2,400	2,700	3,200	5,600	6,796	8,167
Add: Stock-based compensation	9,687	11,695	12,865	14,280	15,993	18,072
Add: Accelerated revenue from contract amendment	1,513	—	—	—	—	—
Add: Deferred revenue purchase accounting adjustments	576	444	20	—	—	—
Add: Amortization of acquired intangibles	4,878	5,680	5,680	5,680	4,177	801
Add: Acquisition-related expenses	960	—	—	—	—	—
Adjusted EBITDA	$(15,450)	$—	$11,900	$15,552	$24,085	$32,752

The following tables present a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities for each of the periods indicated:

	Pre-Q3 Projections: Reconciliation of Free Cash Flow Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Net cash provided by (used in) operating activities	$(15,969)	$(1,943)	$14,925	$16,991	$29,986	$38,627
Less: Capital expenditures	(491)	(2,965)	(3,874)	(4,840)	(5,954)	(7,204)
Less: Payment of acquisition-related expenses	960	—	—	—	—	—
Free Cash Flow	$(15,500)	$(4,908)	$11,051	$12,151	$24,032	$31,423

	High Case Forecasts: Reconciliation of Free Cash Flow Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Net cash provided by (used in) operating activities	$(15,969)	$(1,943)	$14,925	$18,193	$33,039	$45,846
Less: Capital expenditures	(491)	(2,965)	(3,874)	(5,037)	(6,447)	(8,123)
Less: Payment of acquisition-related expenses	960	—	—	—	—	—
Free Cash Flow	$(15,500)	$(4,908)	$11,051	$13,156	$26,592	$37,723

	Low Case Forecasts: Reconciliation of Free Cash Flow Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Net cash provided by (used in) operating activities	$(15,969)	$(6,688)	$2,902	$8,748	21,514	24,421
Less: Capital expenditures	(491)	(2,704)	(3,272)	(3,763)	(4,253)	(4,720)
Less: Payment of acquisition-related expenses	960	—	—	—	—	—
Free Cash Flow	$(15,500)	$(9,392)	$(370)	$4,985	$17,261	$19,701

	Post-Q3 Projections: Reconciliation of Free Cash Flow Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Net cash provided by (used in) operating activities	$(15,969)	$(1,890)	$14,115	$20,566	$27,144	$34,935
Less: Capital expenditures	(491)	(2,820)	(3,534)	(4,420)	(5,428)	(6,562)
Less: Payment of acquisition-related expenses	960	—	—	—	—	—
Free Cash Flow	$(15,500)	$(4,710)	$10,581	$16,146	$21,716	$28,373

Opinion of E2open’s Financial Advisor.

E2open has retained BofA Merrill Lynch to act as E2open’s financial advisor in connection with the Transaction. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. E2open selected BofA Merrill Lynch to act as E2open’s financial advisor in connection with the Transaction on the basis of BofA Merrill Lynch’s experience in transactions similar to the Transaction, its reputation in the investment community and its familiarity with E2open and its business.

On February 4, 2015, at a meeting of the Board held to evaluate the Transaction, BofA Merrill Lynch delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated February 4, 2015, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Consideration to be received in the Transaction by holders of Shares (other than the Cancelled Shares and the Dissenting Shares) was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this document and is incorporated herein by reference in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect or implication of the Transaction, and no opinion or view was expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to E2open or in which E2open might engage or as to the underlying business decision of E2open to proceed with or effect the Transaction. BofA Merrill Lynch’s opinion does not constitute a recommendation as to whether any stockholder should tender their Shares in the Offer, or, if required, how any stockholder should vote or act in connection with the Merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

•	reviewed certain publicly available business and financial information relating to E2open;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of E2open furnished to or discussed with BofA Merrill Lynch by the management of E2open, including certain financial forecasts relating to E2open prepared by the management of E2open, referred to as the E2open management forecasts;

•	discussed the past and current business, operations, financial condition and prospects of E2open with members of senior management of E2open;

•	reviewed the trading history for E2open Common Stock and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of E2open with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	considered the results of BofA Merrill Lynch’s efforts on behalf of E2open to solicit, at the direction of E2open, indications of interest from third parties with respect to a possible acquisition of E2open;

•	reviewed a draft, dated February 4, 2015, of the Merger Agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of E2open that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the E2open management forecasts, BofA Merrill Lynch was advised by E2open, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of E2open as to the future financial performance of E2open. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of E2open, nor did it make any physical inspection of the properties or assets of E2open. BofA Merrill Lynch did not evaluate the solvency or fair value of E2open or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of E2open, that the Transaction would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on E2open or the contemplated benefits of the Transaction. BofA Merrill Lynch also assumed, at the direction of E2open, that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transaction or any terms, aspects or implications of any arrangements, agreements or understandings entered into in connection with or related to the Transaction or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Shares (other than the Cancelled Shares and the Dissenting Shares) and no opinion or view was expressed with respect to any consideration to be received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to E2open or in which E2open might engage or as to the underlying business decision of E2open to proceed with or effect the Transaction. BofA Merrill Lynch did not express any view or opinion with respect to, and BofA Merrill Lynch relied, with the consent of E2open, upon the assessments of representatives of E2open regarding, legal, regulatory, accounting, tax and similar matters relating to E2open and the Transaction (including the contemplated benefits thereof), as to which BofA Merrill Lynch understood that E2open had obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer, or if required, how any stockholder should vote or act in connection with the Merger or any related matter. Except as described above, E2open imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

E2open Financial Analyses.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for E2open and the following 11 publicly traded companies in the software industry that focus on or otherwise provide software-as-a-service (also referred to as SaaS):

•	SPS Commerce, Inc.

•	RingCentral, Inc.

•	Interactive Intelligence Group, Inc.

•	8x8, Inc.

•	Bazaarvoice, Inc.

•	Intralinks Holdings, Inc.

•	Tangoe, Inc.

•	Sciquest, Inc.

•	ServiceSource International, Inc.

•	Brightcove, Inc.

•	Five9, Inc.

BofA Merrill Lynch reviewed, among other things, the enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on February 3, 2015, plus debt, minority interests and preferred equity, less cash and marketable securities, as a multiple of calendar year 2015 estimated revenue. BofA Merrill Lynch then applied calendar year 2015 revenue multiples of 2.00x to 3.50x, derived from the selected publicly traded companies, to E2open’s calendar year 2015 estimated revenue. Estimated financial data of the selected publicly traded companies was based on publicly available research analysts’ estimates, and estimated financial data of E2open was based on the E2open management forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for E2open (rounded to the nearest $0.05 per share), as compared to the Consideration:

Implied Per Share Equity Value Reference Range for E2open	Consideration
2015E Revenue
$6.15 – $10.15	$8.60

No company used in this analysis is identical or directly comparable to E2open. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which E2open was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 28 selected transactions involving companies in the software industry:

Acquiror	Target
• Thoma Bravo	• Riverbed Technology, Inc.
• OpenText Corp.	• Actuate Corp.
• Vista Equity Partners	• Advanced Computer Software Group plc
• Siris Capital Group	• Digital River, Inc.
• Vista Equity Partners	• TIBCO Software Inc.
• Thoma Bravo	• Compuware Corp.
• Oracle Corp.	• MICROS Systems, Inc.
• GTCR	• Vocus, Inc.
• Charterhouse Capital Partners	• Skillsoft Corp.
• Hellman & Friedman	• Renaissance Learning, Inc.
• Verint Systems	• KANA Software, Inc.
• OpenText Corp.	• GXS Group, Inc.
• Vista Equity Partners	• The Active Network, Inc.
• Thoma Bravo	• Keynote Systems, Inc.
• Vista Equity Partners	• Websense, Inc.
• Bain Capital / Golden Gate Private Equity / Insight Venture Management / Westhorpe Investment	• BMC Software, Inc.
• NCR Corp.	• Retalix Ltd.
• RedPrairie Holding, Inc.	• JDA Software Group, Inc.
• Thoma Bravo	• Deltek, Inc.
• International Business Machines Corp.	• DemandTec, Inc.
• Permira Advisors LLC	• Renaissance Learning, Inc.
• Providence Equity Partners	• Blackboard Inc.
• Apax Partners	• Activant Solutions Inc.
• Apax Partners	• Epicor Software Corp.
• Infor Global Solutions/Golden Gate Capital	• Lawson Software, Inc.
• Oracle Corp.	• Art Technology Group, Inc.
• International Business Machines Corp.	• Sterling Commerce, Inc.
• SAP AG	• Sybase, Inc.

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s next twelve months estimated revenue.

BofA Merrill Lynch then applied next twelve months forward revenue multiples of 2.75x to 4.50x, derived from the selected transactions, to E2open’s estimated revenue for the twelve months ending November 30, 2015. Estimated financial data of the selected transactions was based on publicly available information at the time of announcement of the relevant transaction, and estimated financial data of E2open was based on the E2open management forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for E2open (rounded to the nearest $0.05 per share), as compared to the Consideration:

Implied Per Share Equity Value Reference Range for E2open	Consideration
2015E Revenue
$8.15 – $12.90	$8.60

No company, business or transaction used in this analysis is identical or directly comparable to E2open or the Transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which E2open and the Transaction were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of E2open to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that E2open was forecasted to generate from March 1, 2015 through February 28, 2020 based on the E2open management forecasts. BofA Merrill Lynch also performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that E2open was forecasted to generate from March 1, 2015 through February 28, 2020 based on the E2open management forecasts and assuming that E2open raises $40 million in new equity capital at E2open’s closing stock price of $6.10 per share on February 3, 2015.

BofA Merrill Lynch calculated terminal values for E2open by applying perpetuity growth rates ranging from 4.0% to 6.0% to estimated stand-alone free cash flow for E2open based on E2open fiscal year 2020 estimated stand-alone free cash flow based on the E2open management forecasts. The cash flows and terminal values were then discounted to present value as of February 28, 2015 using discount rates ranging from 11.0% to 15.0%, which were based on an estimate of E2open’s weighted average cost of capital. BofA Merrill Lynch applied a dilution factor of 15.9% to reflect the dilution to current stockholders over the projection period due to the effect of future equity compensation grants projected by E2open management.

This analysis indicated the following approximate implied per share equity value reference ranges for E2open (rounded to the nearest $0.05 per share), as compared to the Consideration:

Implied Per Share Equity Value Reference Range for E2open (No New Capital Raise)	Implied Per Share Equity Value Reference Range for E2open (With $40 Million New Capital Raise)	Consideration
$5.65 – $12.15	$5.70 – $11.25	$8.60

Present Value of Future Stock Price Analysis. BofA Merrill Lynch performed an analysis of the present value of the implied future stock price of E2open during fiscal years 2019 and 2020 based on the E2open management forecasts. BofA Merrill Lynch applied multiples of enterprise value to free cash flow (defined as operating cash flow less capital expenditures), or FCF, of 15.0x to 25.0x, derived from selected publicly-traded mature software companies, to E2open’s fiscal year 2019 and fiscal year 2020 estimated FCF in the E2open management forecasts. The resulting implied future stock prices were then discounted to present value using a discount rate of 13.0%, which was based on an estimate of E2open’s cost of equity. This analysis indicated the following approximate implied per share equity value reference ranges for E2open (rounded to the nearest $0.05 per share), as compared to the Consideration:

Implied Per Share Equity Value Reference Range for E2open	Implied Per Share Equity Value Reference Range for E2open	Consideration
2019E	2020E
$6.55 – $10.75	$7.15 – $11.85	$8.60

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors for reference purposes only, including (i) an implied precedent technology transactions premiums analysis and (ii) a present value of analyst price target analysis, in each case described below.

Selected Precedent Technology Transactions Premiums Analysis. BofA Merrill Lynch identified, to the extent publicly available, selected transactions involving U.S.-based, publicly traded companies in the technology industry, announced since January 1, 2010. BofA Merrill Lynch calculated the premium over the target company’s closing stock price one day prior to the announcement of the transaction, or to the extent applicable, the target company’s unaffected stock price, of the per share price paid in each selected transaction.

BofA Merrill Lynch then applied a range of premiums from 21.0%–51.0%, based upon the 25th and 75th percentile of the one-day premiums for the selected precedent technology transactions, to the closing price per Share on January 15, 2015, the day prior to the date that rumors first appeared in the press that E2open was exploring a sale of the company. This analysis indicated the following approximate implied per share equity value reference ranges for E2open (rounded to the nearest $0.05 per share), as compared to the Consideration:

Implied Per Share Equity Value Reference Range for E2open	Consideration
$6.60 – $8.25	$8.60

No company, business or transaction used in this analysis is identical or directly comparable to E2open or the Transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which E2open and the Transaction were compared.

Present Value of Analyst Price Target Analysis. BofA Merrill Lynch performed an analysis to derive implied present values of five Wall Street analyst one-year price targets of E2open Common Stock on a stand-alone basis. BofA Merrill Lynch discounted the Wall Street analyst’s one-year price targets to present value as of February 28, 2015 using a discount rate of 13.0%, reflecting an estimate of E2open’s cost of capital. This analysis indicated the following approximate implied per share equity value reference range for E2open (rounded to the nearest $0.05 per share), as compared to the Consideration:

Implied Per Share Equity Value Reference Range for E2open	Consideration
$5.30 – $8.85	$8.60

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of E2open. The estimates of the future performance of E2open in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Consideration and were provided to the Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of E2open.

The type and amount of consideration payable in the Transaction were determined through negotiations between E2open and Parent, rather than by any financial advisor, and were approved by the Board. The decision to enter into the Merger Agreement was solely that of the Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Board in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the Board or management with respect to the Transaction or the Consideration.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of E2open, certain of its affiliates, and Parent and certain of its affiliates (including Insight and certain of its affiliates and portfolio companies and Elliott and certain of its affiliates).

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to E2open and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a bookrunner and underwriter for certain equity offerings of E2open, (ii) having acted or acting as a lender under certain leasing facilities of E2open and certain of its affiliates and (iii) having provided or providing certain treasury management services and products to E2open and certain of its affiliates. From January 1, 2013 through January 31, 2015, BofA Merrill Lynch and its affiliates received aggregate revenues from E2open and certain of its affiliates of approximately $3 million for corporate, commercial and investment banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and certain of its affiliates, including Insight and one or more of its affiliates and portfolio companies and Elliott and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to a portfolio company of Insight in connection with the sale transaction pursuant to which Insight acquired an ownership interest in such portfolio company, (ii) having acted or acting as a bookrunner and/or underwriter for certain debt offerings of a portfolio company of Insight and for an equity offering of an affiliate of Elliott, (iii) having acted or acting as an administrative agent, a bookrunner and/or an arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of certain of Parent’s affiliates, including Elliott and certain of its affiliates and one or more of the affiliates and portfolio companies of Insight, (iv) having provided or providing certain commodities, derivatives, foreign exchange and other trading services to certain of Parent’s affiliates, including Elliott and certain of its affiliates and one or more of the affiliates and portfolio companies of Insight, and (v) having provided or providing certain treasury management services and products to one or more of Parent’s affiliates, including one or more of the affiliates and portfolio companies of Insight. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with one or more of Parent’s affiliates, including one or more of the affiliates and portfolio companies of Insight. From January 1, 2013 through January 31, 2015, BofA Merrill Lynch and its affiliates received aggregate revenues from Insight and one or more of its affiliates and portfolio companies of approximately $55 million, and from Elliott and certain of its affiliates of approximately $70 million, for corporate, commercial and investment banking services.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of BofA Merrill Lynch’s engagement, E2open has agreed to pay BofA Merrill Lynch for its services in connection with the Transaction an aggregate fee of $10,000,000, $1,000,000 of which was payable in connection with its opinion and the remaining portion of which is contingent upon consummation of the Offer. In addition, E2open has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Neither E2open nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of E2open on its behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the sixty days prior to the date of this Statement by E2open or, to E2open’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, E2open is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by E2open, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving E2open or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of E2open or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of E2open.

E2open has agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Effective Time, E2open, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, E2open has agreed to certain procedures that it must follow in the event E2open receives an unsolicited acquisition proposal including the payment of a $9,000,000 termination fee in the event that E2open terminates the Merger Agreement in connection with any such proposal that constitutes a superior proposal to that of Insight. The information set forth in the Offer to Purchase in Section 11. “The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation” is incorporated herein by reference.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Regulatory Approvals.

The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) will have expired or been terminated, with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 1. “Terms of the Offer” in the Offer to Purchase.

Antitrust.

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer, the Merger and the other transactions contemplated by the Merger Agreement. See Section 16. “Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” in the Offer to Purchase.

Under the provisions of the HSR Act applicable to the Offer, the waiting period will expire at 11:59 p.m., Eastern Time, fifteen days following Parent’s or its affiliate’s filing of a Premerger Notification and Report Form with the FTC and Antitrust Division, unless such fifteenth day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern Time, on the next regular business day. Before such time, however, either the FTC or Antitrust Division may extend the waiting period by issuing a Request for Additional Information (a “Second Request”) to Parent or its affiliate and a civil investigative demand to Parent or its affiliate. If a Second Request is made, the waiting period will expire at 11:59 p.m. Eastern Time, on the tenth calendar day after Parent or its affiliate certifies substantial compliance with such request, unless otherwise extended by agreement or court order.

Insight IX filed on February 13, 2015 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. Therefore, the waiting period is scheduled to expire at 11:59 p.m., Eastern Time, on March 2, 2015.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, E2open or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While E2open believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. See Section 15. “Certain Conditions to the Offer” in the Offer to Purchase.

Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, and who do not thereafter withdraw their demand for appraisal of their Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Transaction, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount. Any holder of Shares contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

As the Merger will be effected under Section 251(h) of the DGCL without holding a stockholder meeting, either E2open before the Effective Time or the Surviving Corporation within ten days after the Effective Time will be required to send a notice to each holder of Shares of record on the Effective Time. The notice will inform holders of Shares of the Effective Time and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL.

APPRAISAL RIGHTS, HOWEVER, CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY, AND HOLDERS OF SHARES WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH HOLDERS OF SHARES HAVE TO TAKE ANY ACTION RELATING THERETO. HOLDERS OF SHARES WHO TENDER SHARES IN THE OFFER OR IN CONNECTION WITH THE MERGER WILL NOT BE ENTITLED TO DEMAND APPRAISAL WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Business Combination Statute.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board adopted a resolution approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender and Support Agreements, for purposes of Section 203 of the DGCL, but only insofar as the Offer, the Merger and the other transactions contemplated by the Merger Agreement are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Certain Litigation.

Five purported stockholder class action lawsuits have been filed against E2open, its directors, Insight, Parent and Purchaser since the announcement of the Offer: (i) Parshall v. E2open, Inc. et al., Case No. 10647-VCL, filed on February 12, 2015 in the Delaware Court of Chancery; (ii) Saggar v. Woodward et al., filed on February 13, 2015 in the Superior Court of the State of California, County of San Mateo; (iii) Keehn v. E2open, Inc. et al., Case No. CIV 532551, filed on February 17, 2015 in the Superior Court of the State of California, County of San Mateo; (iv) Kim v. E2open, Inc. et al., Case No. 10674, filed on February 18, 2015 in the Delaware Court of Chancery; and (v) de la Vega v. E2open, Inc. et al., Case No. 10714, filed on February 24, 2015 in the Delaware Court of Chancery. The lawsuits allege, generally, that the E2open director defendants breached their fiduciary duties to E2open stockholders by seeking to sell E2open through an allegedly defective process, for an unfair price, and on unfair terms, and that the other defendants aided and abetted those purported breaches. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed Offer, Merger and other transactions contemplated by the Merger Agreement, rescission of the proposed Offer, Merger and other transactions contemplated by the Merger Agreement (to the extent the proposed Offer, Merger and other transactions contemplated by the Merger Agreement have already been consummated), damages, and attorneys’ fees and costs.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of E2open’s named executive officers that is based on or otherwise relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such terms to describe the Merger-related compensation payable to E2open’s named executive officers.

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in the circumstances described below and as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of E2open”, which is incorporated herein by reference. Severance payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his employment, such as base salary earned through the date of termination.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (i) the Effective Time will occur on March 26, 2015 and all equity awards outstanding as of February 25, 2015 will remain outstanding on such date (with the exception of any Restricted Stock Unit that will have vested in accordance with their original vesting schedule), (ii) all outstanding equity awards will be cashed out as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of E2open”, (iii) Mr. Woodward and Mr. Maloney will each undergo a Qualifying Termination immediately following the Effective Time, and (iv) Mr. Woodward and Mr. Maloney will each receive the maximum payments under the applicable Severance Agreement for the full severance period and no payments are reduced pursuant to the better-of provision as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of E2open.”

Golden Parachute Compensation.

Name	Cash ($) (1)	Equity ($) (2)		Pension/ NQDC ($)	Perquisites/ Benefits ($) (3)	Tax Reimbursement ($)	Other ($)	Total ($)
Mark Woodward	604,050.00	1,902,574.00	(4)	—	—	—	—	2,506,624.00
Peter Maloney	261,400.00	727,596.35	(4)	—	—	—	—	988,996.35
David Packer*	—	—		—	—	—	—	—

*	Mr. Packer’s employment with E2open terminated on December 1, 2014 and he did not receive any compensation or benefits that will or may be paid or provided in connection with the Merger.
(1)

Pursuant to the terms of the Severance Agreement entered into between each of Mr. Woodward and Mr. Maloney and E2open, if (x) E2open terminates the individual’s employment with E2open for a reason other than “Cause” (as defined in the applicable Severance Agreement) or the individual’s death or disability, or (y) if the individual terminates his employment for “Good Reason” (as defined in the applicable Severance Agreement), and in either case, the termination occurs during the period beginning three months prior to, and ending twelve months following, a “Change in Control” (as defined in the applicable Severance Agreement and will include the transactions contemplated by the Merger Agreement) (which we refer to herein as a “Qualifying Termination”), then subject to the named executive officer signing and not revoking a release of claims agreement with E2open and continuing to comply with the terms of any confidential information agreement executed by the named executive officer in favor of E2open and the provisions of the Severance Agreement, the named executive officer will be entitled to receive the following: (i) continuing payments of twelve months (for Mr. Woodward) or six months (for Mr. Maloney) of the individual’s base salary as in effect on the date of termination; (ii) continuing payments of $1,900 per month for twelve months (for Mr. Woodward) or six months (for Mr. Maloney) which are intended to defray costs to the named executive officer associated with continued health care coverage for the named executive officer and his eligible dependents; however, the named executive officer may use such funds in any manner he sees fit; and (iii) a lump sum payment equal to 50% of the named executive officer’s target annual bonus amount for the year of termination (each of these payments are double-trigger arrangements). The amounts included in the column above were calculated based on the named executive officer’s base salary ($387,500 for Mr. Woodward and $300,000 for Mr. Maloney) and target annual bonus amount ($387,500 for Mr. Woodward and $200,000 for Mr. Maloney) as in effect as of the date of this Statement. The calculations in the “Cash” column above assume that Mr. Woodward’s and Mr. Maloney’s target bonus for E2open’s fiscal year 2016 (which begins March 1, 2015) will remain identical to their target bonus for E2open’s fiscal year 2015. E2open has not created an incentive plan for named executive officers for fiscal year 2016.
(2)	As of the date of this Statement, there are no agreements between Parent and Mr. Woodward or Mr. Maloney to assume any Options and/or Restricted Stock Units. Pursuant to the terms of the Merger Agreement, and except as otherwise agreed to by any holder of an Option and/or Restricted Stock Unit and Parent, all outstanding Options (whether vested or unvested) and outstanding Restricted Stock Units will be cancelled in connection with the Merger in exchange for the Option Consideration or Restricted Stock Unit Consideration, as applicable (a single-trigger arrangement). The dollar amounts included in this column assume that all Options and Restricted Stock Units held by the named executive officers will be cancelled in exchange for the Option Consideration or Restricted Stock Unit Consideration, as applicable. See Footnote (4) for additional information on this benefit.

Pursuant to the terms of the Severance Agreement entered into between each of Mr. Woodward and Mr. Maloney and E2open, upon a Qualifying Termination and subject to the named executive officer signing and not revoking a release of claims agreement with E2open and continuing to comply with the terms of any confidential information agreement executed by the named executive officer in favor of E2open and the provisions of the Severance Agreement, the vesting of Executive’s outstanding equity awards will be accelerated as to 100% of the unvested portion of the award, subject to the following: (i) the treatment, including acceleration of vesting, if any, of each equity award with performance-based vesting will be determined based on the terms and conditions of the equity award agreement governing such performance-based award (but see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of E2open” for a description of the treatment of Restricted Stock Units with performance-based vesting in connection with the Merger); and (ii) the treatment, including acceleration of vesting, if any, of each equity award granted with only time-based vesting that is outstanding as of the effective date of the Severance Agreement will be determined based on the terms and conditions of the equity award agreement and other E2open arrangements that are in effect as of the effective date of the Severance Agreement (all such arrangements, double-trigger arrangements).

Additionally, Mr. Woodward and Mr. Maloney also are subject to change of control agreements and/or arrangements whereby 100% of the then-unvested, unexpired portion of their new hire option and any other option grants and, with respect to Mr. Maloney, all options and restricted stock awards, in each case that were granted on or prior to the date Executive’s Severance Agreement became effective, and that were granted with only time-based vesting provisions, accelerate and E2open’s right to repurchase such restricted stock lapses upon the termination of their employment by E2open without “Cause” or for Mr. Woodward for “Good Reason” and for Mr. Maloney for “Involuntary Termination,” in each case if such termination occurs within twelve months following a “Change of Control Transaction” or with respect to Mr. Maloney, a “Change of Control” (all such arrangements, double-trigger arrangements). All other vesting acceleration under these change of control agreement and/or arrangements were superseded by the Severance Agreements, described above.

As a result of the treatment of Options and Restricted Stock Units in the Merger (as described above), the terms relating to equity acceleration contained in the Severance Agreements and described in the paragraph above will not apply in the Merger.

(3)	As noted in Footnote (1) above, Mr. Woodward and Mr. Maloney will receive continuing payments of $1,900 per month upon a Qualifying Termination for twelve months (for Mr. Woodward) or six months (for

Mr. Maloney). These payments are intended to defray costs to the named executive officer associated with continued health care coverage for the named executive officer and his eligible dependents; however, the named executive officer may use such funds in any manner he sees fit. These amounts have been included in the “Cash” column above.
(4)	The values in the table above include value attributed to both unvested Options and outstanding Restricted Stock Units and assumes all outstanding Options and Restricted Stock Units will be cancelled in exchange for the Option Consideration and Restricted Stock Unit Consideration, respectively. The value of unvested Options was calculated based on (i) the number of unvested Options as of March 26, 2015, with an exercise price per Share less than the Merger Consideration, multiplied by (ii) the difference between the Merger Consideration and the exercise price of the Option (and is reflected in the table below under the heading “Option Consideration for Unvested Options”). The value of the Restricted Stock Units was based on (i) the number of outstanding Restricted Stock Units as of March 26, 2015, multiplied by (ii) the Merger Consideration (and is reflected in the table below under the heading “Restricted Stock Unit Consideration for Outstanding Restricted Stock Units”). The calculation of the value of the Restricted Stock Units assumes that, for purposes of determining the Restricted Stock Unit Consideration, the number of Shares subject to the named executive officer’s Restricted Stock Units award subject to performance-based vesting for which (a) the financial results for the applicable performance period have not been certified by E2open’s Audit Committee as of the Effective Time or (b) the agreement governing the Restricted Stock Units provides a Catch-Up Opportunity that, as of immediately prior to the Effective Time, remains available, will be determined based upon the target number of Shares subject to such Restricted Stock Unit. The following table further quantifies these amounts (assuming the Effective Time will occur on March 26, 2015):

Name	Number of Shares Subject to Unvested Options	Option Consideration for Unvested Options ($)	Number of Outstanding Restricted Stock Units	Restricted Stock Unit Consideration for Outstanding Restricted Stock Units ($)	Total ($)
Mark Woodward	90,476	493,094.20	163,893	1,409,479.80	1,902,574.00
Peter Maloney	16,667	90,835.15	74,042	636,761.20	727,596.35
David Packer	—	—	—	—	—

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer, the Merger and the other transactions contemplated by the Merger Agreement; any statements regarding the expected timing of the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; any statements regarding the ability to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement considering the various closing conditions, including that the Acceptance Time will have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer, the Merger and the other transactions contemplated by the Merger Agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer, the Merger and the other transactions contemplated by the Merger Agreement making it more difficult for E2open to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of E2open’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Statement and other documents filed with the SEC by E2open, as well as the Schedule TO filed with the SEC by Purchaser, Parent and the Insight Funds. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by E2open at www.E2open.com. E2open does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
Exhibit No.		Form	File Date	Exhibit or File No.

(a)(1)(A)	Offer to Purchase, dated February 26, 2015.	Schedule TO	February 26, 2015	(a)(1)(A)

(a)(1)(B)	Form of Letter of Transmittal.	Schedule TO	February 26, 2015	(a)(1)(B)

(a)(5)	Press Release issued by E2open, Inc., dated February 5, 2015.	8-K	February 5, 2015	99.1

(a)(5)(A)	Letter to stockholders of E2open, Inc., dated February 26, 2015.				X

(e)(1)	Agreement and Plan of Merger, dated as of February 4, 2015 by and among E2open, Inc., Parent and Purchaser.	8-K	February 5, 2015	2.1

(e)(2)	Limited Guarantee, dated as of February 4, 2015, by Insight Venture Partners (Cayman) IX, L.P., in favor of E2open, Inc.	Schedule TO	February 26, 2015	(d)(8)

(e)(3)	Limited Guarantee, dated as of February 4, 2015, by Insight Venture Partners IX (Co-Investors), L.P. in favor of E2open, Inc.	Schedule TO	February 26, 2015	(d)(9)

(e)(4)	Limited Guarantee, dated as of February 4, 2015, by Insight Venture Partners IX, L.P. in favor of E2open, Inc.	Schedule TO	February 26, 2015	(d)(10)

(e)(5)	Limited Guarantee, dated as of February 4, 2015, by Manchester Securities Corp. in favor of E2open, Inc.				X

(e)(6)	Commitment Letter, dated February 4, 2015, by and among Insight Venture Partners (Cayman) IX, L.P., Eagle Parent Holdings, LLC and E2open, Inc.	Schedule TO	February 26, 2015	(d)(5)

(e)(7)	Commitment Letter, dated February 4, 2015, by and among Insight Venture Partners IX (Co-Investors), L.P., Eagle Parent Holdings, LLC and E2open, Inc.	Schedule TO	February 26, 2015	(d)(6)

(e)(8)	Commitment Letter, dated February 4, 2015, by and among Insight Venture Partners IX, L.P., Eagle Parent Holdings, LLC and E2open, Inc.	Schedule TO	February 26, 2015	(d)(7)

	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
Exhibit No.		Form	File Date	Exhibit or File No.

(e)(9)	Commitment Letter, dated February 4, 2015, by and among Manchester Securities Corp., Eagle Parent Holdings, LLC and E2open, Inc.				X

(e)(10)	Confidentiality Agreement, dated November 26, 2014, by and between E2open, Inc. and Insight Venture Partners, LLC.	Schedule TO	February 26, 2015	(d)(2)

(e)(11)	Waiver to Confidentiality Agreement, dated January 22, 2015, by and between E2open, Inc. and Insight Venture Partners, LLC.	Schedule TO	February 26, 2015	(d)(3)

(e)(12)	Confidentiality Agreement, dated January 22, 2015, by and between E2open, Inc. and Elliott Associates, L.P.				X

(e)(13)	Consent under Confidentiality Agreement, dated February 2, 2015, by and between E2open, Inc. and Insight Venture Partners, LLC.	Schedule TO	February 26, 2015	(d)(4)

(e)(14)	Tender and Support Agreement, dated February 4, 2015, by and among Eagle Acquisition Sub, Corp., Eagle Parent Holdings, LLC, Crosspoint Venture Partners 2000, L.P. and Crosspoint Venture Partners 2000 (Q), L.P.	Schedule 13D	February 17, 2015	99.4

(e)(15)	Tender and Support Agreement, dated February 4, 2015, by and among Eagle Acquisition Sub, Corp., Eagle Parent Holdings, LLC, Mumford Family Trust, Mumford Lana’i LLC and Mumford CVP 2000 L.P.	Schedule 13D	February 17, 2015	99.5

(e)(16)	Amendment to Preferred Shares Rights Agreement, dated February 4, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A.	8-K	February 5, 2015	4.1

(e)(17)	2003 Stock Plan.	S-1	February 17, 2012	10.2

(e)(18)	2012 Equity Compensation Plan.	S-1	February 17, 2012	10.3

(e)(19)	Form of Change in Control Severance Agreement.	S-1/A	July 13, 2012	10.21

	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
Exhibit No.		Form	File Date	Exhibit or File No.

(e)(20)	Form of Amendment to Change in Control Severance Agreement.	10-Q	October 8, 2014	10.1

(e)(21)	FY 2015 Executive Incentive Plan.	8-K	July 2, 2014	N/A

(e)(22)	Separation Agreement and Release, dated September 10, 2014, between E2open, Inc. and David Packer.	10-Q	January 9, 2015	10.1

(e)(23)	Amended and Restated Certificate of Incorporation of E2open, Inc., as currently in effect.	S-1/A	July 2, 2012	3.2

(e)(24)	Amended and Restated Bylaws of E2open, Inc., as currently in effect.	S-1/A	July 2, 2012	3.4

(e)(25)	Form of Director and Executive Officer Indemnification Agreement.	S-1/A	July 2, 2012	10.1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E2OPEN, INC.

	By:	/s/ Mark E. Woodward
Name: Mark E. Woodward
Title: President and Chief Executive Officer
Dated: February 26, 2015

ANNEX A

Global Corporate & Investment Banking

Merrill Lynch, Pierce, Fenner & Smith Incorporated

February 4, 2015

The Board of Directors

E2open, Inc.

4100 East Third Avenue, Suite 400

Foster City, CA 94404

Members of the Board of Directors:

We understand that E2open, Inc. (“E2open”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among E2open, Eagle Parent Holdings, LLC (“Parent”) and Eagle Acquisition Sub, Corp., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Parent will cause Merger Sub to commence a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of E2open (“E2open Common Stock”) for $8.60 per share, net to the seller in cash, without interest (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Merger Sub will merge with and into E2open and each outstanding share of E2open Common Stock not tendered in the Tender Offer (other than Cancelled Company Shares and Dissenting Company Shares (each as defined in the Agreement)) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of E2open Common Stock (other than Cancelled Company Shares and Dissenting Company Shares) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to E2open;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of E2open furnished to or discussed with us by the management of E2open, including certain financial forecasts relating to E2open prepared by the management of E2open (such forecasts, “E2open Forecasts”);

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The Board of Directors E2open, Inc. Page 2 Merrill Lynch, Pierce, Fenner & Smith Incorporated

(iii)	discussed the past and current business, operations, financial condition and prospects of E2open with members of senior management of E2open;

(iv)	reviewed the trading history for E2open Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(v)	compared certain financial and stock market information of E2open with similar information of other companies we deemed relevant;

(vi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(vii)	considered the results of our efforts on behalf of E2open to solicit, at the direction of E2open, indications of interest from third parties with respect to a possible acquisition of E2open;

(viii)	reviewed a draft, dated February 4, 2015, of the Agreement (the “Draft Agreement”); and

(ix)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of E2open that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the E2open Forecasts, we have been advised by E2open, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of E2open as to the future financial performance of E2open. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of E2open, nor have we made any physical inspection of the properties or assets of E2open. We have not evaluated the solvency or fair value of E2open or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of E2open, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on E2open or the contemplated benefits of the Transaction. We also have assumed, at the direction of E2open, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

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The Board of Directors E2open, Inc. Page 3 Merrill Lynch, Pierce, Fenner & Smith Incorporated

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any terms, aspects or implications of any arrangements, agreements or understandings entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of E2open Common Stock (other than Cancelled Company Shares and Dissenting Company Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to E2open or in which E2open might engage or as to the underlying business decision of E2open to proceed with or effect the Transaction. We also are not expressing any view or opinion with respect to, and we have relied, with the consent of E2open, upon the assessments of representatives of E2open regarding, legal, regulatory, accounting, tax and similar matters relating to E2open and the Transaction (including the contemplated benefits thereof), as to which we understand that E2open has obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to whether any stockholder should tender their shares of E2open Common Stock in the Tender Offer, or if required, how any stockholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to E2open in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Tender Offer. In addition, E2open has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of E2open, certain of its affiliates, and Parent and certain of its affiliates (including Insight Venture Partners LP (“Insight”) and certain of its affiliates and portfolio companies and Elliott Management Corporation (“Elliott”) and certain of its affiliates).

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to E2open and certain of its

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The Board of Directors E2open, Inc. Page 4 Merrill Lynch, Pierce, Fenner & Smith Incorporated

affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a bookrunner and underwriter for certain equity offerings of E2open, (ii) a lender under certain leasing facilities of E2open and certain of its affiliates and (iii) having provided or providing certain treasury management services and products to E2open and certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and certain of its affiliates, including Insight and one or more of its affiliates and portfolio companies and Elliott and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to a portfolio company of Insight in connection with the sale transaction pursuant to which Insight acquired an ownership interest in such portfolio company, (ii) having acted or acting as a bookrunner and/or underwriter for certain debt offerings of a portfolio company of Insight and for an equity offering of an affiliate of Elliott, (iii) having acted or acting as an administrative agent, a bookrunner and/or an arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of certain of Parent’s affiliates, including Elliott and certain of its affiliates and one or more of the affiliates and portfolio companies of Insight, (iv) having provided or providing certain commodities, derivatives, foreign exchange and other trading services to certain of Parent’s affiliates, including Elliott and certain of its affiliates and one or more of the affiliates and portfolio companies of Insight, and (v) having provided or providing certain treasury management services and products to one or more of Parent’s affiliates, including one or more of the affiliates and portfolio companies of Insight. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with one or more of Parent’s affiliates, including one or more of the affiliates and portfolio companies of Insight.

It is understood that this letter is for the benefit and use of the Board of Directors of E2open (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

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The Board of Directors E2open, Inc. Page 5 Merrill Lynch, Pierce, Fenner & Smith Incorporated

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of E2open Common Stock (other than Cancelled Company Shares and Dissenting Company Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Merrill Lynch, Pierce, Fenner & Smith Incorporated, member FINRA/SIPC, is a subsidiary of Bank of America Corporation